Exhibit 99.2

MANAGEMENT’S REPORT

In management’s opinion, the accompanying consolidated financial statements of Harvest Operations Corp. (the “Company”) have been prepared within reasonable limits of materiality and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to February 28, 2013. Management is responsible for the consistency, therewith, of all other financial and operating data presented in Management’s Discussion and Analysis for the year ended December 31, 2012.

To meet our responsibility for reliable and accurate financial statements, management has developed and maintains internal controls, which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Under the supervision of our Chief Executive Officer and our Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have concluded that as of December 31, 2012, our internal controls over financial reporting were effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The consolidated financial statements have been examined by our auditors, Ernst & Young LLP. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements prepared in accordance with IFRS as issued by the IASB. The Auditors’ Report outlines the scope of their examination and sets forth their opinion on our consolidated financial statements.

The Board of Directors is responsible for approving the consolidated financial statements. The Board fulfills its responsibilities related to financial reporting mainly through the Audit Committee. The Audit Committee currently consists of two independent directors and the Chief Financial Officer (“CFO”) of the Company. The CFO was appointed to the Audit Committee to temporarily fill a vacancy, resulting from a recent resignation of an audit committee member. The Company is exempted from the requirements in subsections 3.1(3) and 3.1(4) of National Instrument 52-110 (“NI 52-110”) for up to six months from the day the vacancy was created pursuant to section 3.5 of NI 52-110. The Board of Directors has determined that the reliance on the exemption will not materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of NI 52-110. The Audit Committee meets regularly with management and the external auditors to discuss reporting and governance issues and ensures each party is discharging its responsibilities. The Audit Committee has reviewed these financial statements with management and the auditors and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Company.

(signed)	(signed)

Myunghuhn Yi	Chang-Koo Kang
President and Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
February 28, 2013

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and the Shareholder of Harvest Operations Corp.:

We have audited the accompanying consolidated financial statements of Harvest Operations Corp., which comprise of the consolidated statement of financial position as at December 31, 2012 and 2011, and the consolidated statements of comprehensive loss, statement of changes in shareholder’s equity and cash flow statement for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Harvest Operations Corp. as at December 31, 2012 and 2011 and of its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board

Other matter

The consolidated financial statements of Harvest Operations Corp. for the year ended December 31, 2010, were audited by another auditor who expressed an unmodified opinion on those statements on June 14, 2012.

Chartered Accountants
Calgary, Canada

February 28, 2013

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at December 31,
(millions of Canadian dollars)	Notes	2012	2011
Assets
Current assets
Cash	22	$7.6	$6.6
Accounts receivable and other	22	175.6	212.3
Inventories	4	80.8	61.0
Prepaid expenses		20.2	18.5
Risk management contracts	22	1.8	20.2
Assets held for sale	5	16.9	-
		302.9	318.6
Non-current assets
Long-term deposit		5.0	24.9
Investment tax credits and other	7	28.5	54.0
Deferred income tax asset	19	61.1	-
Exploration and evaluation assets	6	73.4	74.5
Property, plant and equipment	7	4,783.3	5,400.4
Other long-term asset		8.6	7.1
Goodwill	8	391.8	404.9
		5,351.7	5,965.8
Total assets		$5,654.6	$6,284.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	22	$376.0	$464.1
Current portion of long-term debt	10, 22	331.8	107.1
Current portion of long-term provisions	9	28.1	17.1
Liabilities associated with assets held for sale	5	11.9	-
		747.8	588.3
Non-current liabilities
Long-term debt	10, 22	1,277.9	1,486.2
Related party loan	22, 25	172.1	-
Long-term liability and other	11, 22	5.2	0.8
Long-term provisions	9	727.3	674.5
Post-employment benefit obligations	20	32.4	26.0
Deferred income tax liability	19	-	54.9
		2,214.9	2,242.4
Total liabilities		$2,962.7	$2,830.7

Shareholder’s equity
Shareholder’s capital	12	3,860.8	3,860.8
Deficit		(1,109.1)	(389.0)
Accumulated other comprehensive loss	21	(59.8)	(18.1)
Total shareholder’s equity		2,691.9	3,453.7
Total liabilities and shareholder's equity		$5,654.6	$6,284.4

Commitments and contingencies [note 24]
The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors:	(signed)	(signed)
	Brant Sangster, Director	Myunghuhn Yi, Director

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the years ended December 31,

(millions of Canadian dollars)	Notes	2012	2011		2010

Petroleum, natural gas, and refined products sales		$5,945.6	$4,589.2		$4,200.3
Royalties		(164.6)	(195.5)		(154.8)
Revenues	14	5,781.0	4,393.7		4,045.5

Expenses
Purchased products for processing and resale		4,520.3	3,118.1		2,981.2
Operating	15	620.5	576.1		481.2
Transportation and marketing		26.6	35.9		15.7
General and administrative	15	65.6	62.6		47.1
Depletion, depreciation and amortization	7	688.4	626.7		553.7
Exploration and evaluation	6	24.9	18.3		3.3
Gains on disposition of property, plant and equipment	7	(30.3)	(7.9)		(0.7)
Finance costs	16	111.0	109.1		100.8
Risk management contracts gains	22	(0.5)	(6.7)		(0.6)
Foreign exchange gains	17	(1.3)	(4.0)		(3.4)
Impairment on property, plant and equipment	7	585.0	-		13.7
Loss before income tax		(829.2)	(134.5)		(146.5)

Income tax recovery	19	(109.1)	(29.8)		(65.3)
Net loss		$(720.1)	$(104.7)		$(81.2)

Other comprehensive loss
Gains (losses) on derivatives designated as cash flow hedges, net of tax	21, 22	(13.2)	19.4		(5.0)
Gains (losses) on foreign currency translation	21	(17.7)	21.5		(45.9)
Actuarial loss, net of tax	20, 21	(10.8)	(4.9)		(3.2)
Comprehensive loss		$(761.8)	$(68.7)	$	$ (135.3)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

				Accumulated
				Other	Total
		Shareholder’s		Comprehensive	Shareholder’s
(millions of Canadian dollars)	Notes	Capital	Deficit	Loss	Equity
Balance at December 31, 2011		$3,860.8	$(389.0)	$(18.1)	$3,453.7
Losses on derivatives designated as cash flow hedges, net of tax	21	-	-	(13.2)	(13.2)
Losses on foreign currency translation	21	-	-	(17.7)	(17.7)
Actuarial loss, net of tax	20, 21	-	-	(10.8)	(10.8)
Net loss		-	(720.1)	-	(720.1)
Balance at December 31, 2012		$3,860.8	$(1,109.1)	$(59.8)	$2,691.9

Balance at December 31, 2010		$3,355.4	$(284.3)	$(54.1)	$3,017.0
Issue of share capital	3, 12	505.4	-	-	505.4
Gains on derivatives designated as cash flow hedges, net of tax	21	-	-	19.4	19.4
Gains on foreign currency translation	21	-	-	21.5	21.5
Actuarial loss, net of tax	20, 21	-	-	(4.9)	(4.9)
Net loss		-	(104.7)	-	(104.7)
Balance at December 31, 2011		$3,860.8	$(389.0)	$(18.1)	$3,453.7

Balance at January 1, 2010		$2,422.7	$(203.1)	$-	$2,219.6
Issue of share capital	12	932.7	-	-	932.7
Losses on derivatives designated as cash flow hedges, net of tax	21	-	-	(5.0)	(5.0)
Losses on foreign currency translation	21	-	-	(45.9)	(45.9)
Actuarial loss, net of tax	20, 21	-	-	(3.2)	(3.2)
Net loss		-	(81.2)	-	(81.2)
Balance at December 31, 2010		$3,355.4	$(284.3)	$(54.1)	$3,017.0

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended December 31,

(millions of Canadian dollars)	Notes	2012	2011	2010
Cash provided by (used in)
Operating Activities
Net loss		$(720.1)	$(104.7)	$(81.2)
Items not requiring cash
Depletion, depreciation and amortization		688.4	626.7	553.7
Accretion of decommissioning and environmental remediation liabilities	9, 16	20.7	23.6	22.7
Unrealized (gains) losses on risk management contracts	22	1.1	(0.7)	(2.4)
Unrealized (gains) losses on foreign exchange	17	(1.2)	2.6	(1.9)
Non-cash interest (income) expense		2.4	(0.7)	(7.0)
Unsuccessful exploration and evaluation costs	6	22.0	17.8	2.9
Impairment on property, plant and equipment	7	585.0	-	13.7
Gains on disposition of property, plant and equipment	7	(30.3)	(7.9)	(0.7)
Deferred income tax recovery	19	(109.1)	(29.9)	(65.1)
Other non-cash items		(6.7)	4.7	(1.1)
Realized foreign exchange gain on senior note redemptions		-	-	(6.4)
Settlement of decommissioning and environmental remediation liabilities	9	(20.4)	(22.1)	(20.3)
Change in non-cash working capital	18	11.0	51.1	32.3
		$442.8	$560.5	$439.2

Financing Activities
Issue of common shares, net of issue costs	3, 12	-	505.4	558.5
Bank borrowing (repayments), net	10	135.1	343.3	(416.7)
Borrowings from related party loan	25	168.0	-	-
Issue of seniors notes, net of issue costs	10	-	-	495.9
Redemption of senior notes	10	-	-	(256.9)
Redemption of convertible debentures	10	(106.8)	-	(180.2)
Other cash items		(0.3)	-	-
Change in non-cash working capital	18	-	-	1.9
		$196.0	$848.7	$202.5

Investing Activities
Business acquisitions	3	-	(509.8)	(145.1)
Additions to property, plant and equipment	7	(622.4)	(966.7)	(428.1)
Additions to exploration and evaluation assets	6	(41.1)	(50.9)	(47.0)
Additions to other long-term assets		(2.4)	(7.4)	-
Property dispositions (acquisitions), net		87.2	4.5	(30.5)
Change in long-term liability	11	4.7	-	-
Change in non-cash working capital	18	(63.8)	108.7	22.5
		$(637.8)	$(1,421.6)	$(628.2)

Change in cash		1.0	(12.4)	13.5
Effect of exchange rate changes on cash		-	0.1	5.4
Cash, beginning of period		6.6	18.9	-
Cash, end of period		$7.6	$6.6	$18.9

Interest paid		$83.9	$75.9	$66.9
Income tax paid		$-	$0.1	$(0.2)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(amounts in millions of Canadian dollars unless otherwise indicated)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest” or the “Company”) is an energy company in the business of the exploration, development, and production of crude oil, bitumen, natural gas and natural gas liquids in western Canada with a petroleum refining and marketing business located in the Province of Newfoundland and Labrador. Harvest has three reportable segments: Upstream, BlackGold oil sands (“BlackGold”) and Downstream. For further information regarding these reportable segments, see note 23.

Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). The Company is incorporated and domiciled in Canada. Harvest’s principal place of business is located at 2100, 330 – 5th Avenue SW, Calgary, Alberta, Canada T2P 0L4.

2.	Basis of Presentation and Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

These consolidated financial statements were approved and authorized for issue by the Board of Directors on February 28, 2013.

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for held for trading financial assets and derivative financial instruments, which are measured at fair value.

Functional and Presentation Currency

In these consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company’s functional currency. All references to US$ are to United States dollars.

Significant Accounting Policies

(a)	Consolidation

These consolidated financial statements include the accounts of Harvest and its subsidiaries. All inter-entity transactions and balances have been eliminated upon consolidation. Subsidiaries are fully consolidated from the date of acquisition, being the date on which Harvest obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as Harvest, using consistent accounting policies.

Harvest conducts substantially all of its Upstream petroleum and natural gas production activities through jointly controlled assets. The consolidated financial statements reflect only Harvest’s proportionate interest in such activities.

(b)	Revenue Recognition

Revenues associated with the sale of crude oil, natural gas, natural gas liquids and refined products are recognized when title passes to customers and payment has either been received or collection is reasonably certain. Revenues for retail services are recorded when the services are provided. Revenues are measured at the fair value of the consideration received or receivable.

The sales price of residential home heating fuels and automotive gasoline and diesel within the Province of Newfoundland and Labrador is subject to regulation under the Petroleum Products Act. The Petroleum Products Pricing Commissioner sets the maximum wholesale and retail prices that a wholesaler and a retailer may charge and sets the maximum mark-up between the wholesale price to the retailer and the retail price to the consumer. Prices are set biweekly using a price adjustment formula based on an allowable premium above the New York Harbour price of the products that are regulated. The full effect of the regulation is reflected in the product sales revenue.

CONSOLIDATED FINANCIAL STATEMENTS

(c)	Inventories

Inventories are carried at the lower of cost or net realizable value. The costs of petroleum product inventory are determined using the weighted average cost method in Downstream and the first in, first out method in Upstream. Inventory costs include the cost of purchased crude oil and other feedstocks, purchased products for resale, purchased blendstocks and additives to meet product specifications and other related operating costs. The valuation of inventory is reviewed at the end of each month. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write- down is reversed. The reversal is limited to the amount of the original write-down. The costs of parts and supplies inventories are determined under the average cost method.

(d)	Property, Plant, and Equipment (“PP&E”) and Exploration and Evaluation (“E&E”) Assets

(i)	Upstream and BlackGold

Exploration and evaluation expenditures

Prior to acquiring the legal rights to explore an area, all costs are charged directly to the statement of comprehensive loss as E&E expense.

Once the legal rights to explore are acquired, all costs directly associated with the E&E are capitalized. E&E costs are those expenditures incurred for identifying, exploring and evaluating new pools including acquisition of land and mineral leases, geological and geophysical costs, decommissioning costs, E&E drilling, sampling, appraisals and directly attributable general and administrative costs. All such costs are subject to technical, commercial and management review to confirm the continued intent to develop. When this is no longer the case, the costs are charged to net income as E&E expense. When technical feasibility and commercial viability are established, the relevant expenditure is transferred to PP&E after impairment is assessed and any resulting impairment loss is recognized.

E&E assets are not amortized but are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are allocated to cash generating units (“CGUs”). The impairment of E&E assets, and any eventual reversal thereof, is recognized as E&E expense in the statement of comprehensive loss.

Development and production costs

The Upstream and BlackGold PP&E generally represent costs incurred in acquiring and developing proved and/or probable reserves, and bringing in or enhancing production from such reserves. Development costs include the initial purchase price and directly attributable costs relating to land and mineral leases, geological and seismic studies, property acquisitions, development drilling, construction of gathering systems and infrastructure, decommissioning costs and transfers from E&E assets. These costs are accumulated on a field or an area basis (major components).

Major capital maintenance projects such as well work-overs, major overhauls and turnarounds are capitalized but general maintenance and repair costs are charged against income. Where a major part of an asset is replaced, it is capitalized within PP&E and the carrying amount of the replaced component is derecognized immediately. The capitalized major capital maintenance projects and replacement parts are amortized as separate components if their useful lives are different from the associated assets. The costs of the day-to-day servicing of PP&E are recognized in net income as incurred.

Depletion, Depreciation and Amortization

Costs accumulated within PP&E are depleted generally using the unit-of-production method by reference to the ratio of production in the period to the related proved developed reserves. Certain major components within PP&E such as capitalized maintenance and replacement parts are amortized over their respective useful lives on a straight-line basis. Costs of major development projects under construction are excluded from the costs subject to depletion until they are available for use.

Corporate and administrative assets are depreciated on a straight-line basis over the individual assets’ useful lives.

Disposal of assets

Gains and losses on disposal of an item of PP&E are determined by comparing the proceeds from disposal with the carrying amount of PP&E and are recognized in the period of disposal.

CONSOLIDATED FINANCIAL STATEMENTS

For exchanges that involve only unproven properties, the exchange is accounted for at cost. Exchanges of development and production assets are measured at fair value unless the exchange transaction lacks commercial substance or if neither the fair value of the assets given up nor the assets received can be reliably estimated. Any gains or losses on de-recognition of the asset given up is included in net income.

(ii)	Downstream

PP&E related to the refining assets are recorded at cost. General maintenance and repair costs are expensed as incurred. Major replacements and capital maintenance projects such as turnaround costs are capitalized. Improvements that increase or prolong the service life or capacity of an asset are capitalized. Any gains or losses on disposal of individual assets are recognized in the year of disposal.

Depreciation

When significant parts of an item of PP&E have different useful lives, they are accounted for as separate items (major components). Depreciation of recorded cost less the residual value is provided on a straight-line basis over the estimated useful life of the major components as set out below.

Asset	Period
Refining and production plant:
Processing equipment	5 – 35 years
Structures	15 – 20 years
Catalysts and turnarounds	2 – 8 years
Tugs	25 years
Vehicles	2 – 7 years
Office and computer equipment	3 – 5 years

(iii)	Impairment of Property, Plant and Equipment and Exploration and Evaluation Assets

Harvest assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, Harvest estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In such case, an impairment test is performed at the CGUs level. A CGU is a group of assets that Harvest aggregates based on their ability to generate largely independent cash flows.

Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. To determine value-in-use, the Company estimates the present value of the future net cash flows expected to derive from the continued use of the asset or CGU. Discount rates that reflect the market assessments of the time value of money and the risks specific to the asset or CGU are used. In determining fair value less costs to sell, discounted cash flows and recent market transactions are taken into account, if available. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses are recognized in those expense categories consistent with the function of the impaired asset. Impairment losses recognized in respect of a CGU are allocated to reduce the carrying amount of the assets in the unit on a pro rata basis.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the previously recognized impairment loss is reversed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in the net income.

(e)	Capitalized Interest

Interest on major development projects is capitalized until the project is complete using the weighted-average interest rate on Harvest’s general borrowings. In situations where Harvest borrows funds specifically to acquire a qualifying asset or project, interests on these funds are also capitalized. Capitalized interest is limited to the actual interest incurred.

CONSOLIDATED FINANCIAL STATEMENTS

(f)	Assets Held for Sale

Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable and the asset is available for immediate sale in its present condition.

The assets or disposal groups classified as held for sale are measured at the lower of the carrying amount and fair value less costs to sell, with impairments recognized in the consolidated statement of comprehensive loss. Non-current assets held for sale are presented in current assets and liabilities within the consolidated statement of financial positions. Assets held for sale are not depreciated, depleted or amortized.

(g)	Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition including any contingent consideration is measured as the aggregate of the consideration transferred at acquisition date fair value. The acquired identifiable net assets are measured at their fair value at the date of acquisition. Any excess of the consideration transferred over the fair value of the net assets acquired is recognized as goodwill. Any deficiency of the consideration transferred below the fair value of the net assets acquired is recorded as a gain in net income. Associated transaction costs are expensed when incurred.

Those petroleum reserves and resources that are able to be reliably valued are recognized in the assessment of fair values on acquisition. The fair value of oil and natural gas interests is estimated with reference to the discounted cash flows expected to be derived from oil and natural gas production based on reserve estimates. The risk-adjusted discount rate is specific to the asset with reference to general market conditions.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to groups of CGUs that are expected to benefit from the combination. Goodwill is carried at cost less impairment and is not amortized.

An impairment loss in respect of goodwill is not reversed. Goodwill is assessed for impairment annually at year-end or more frequently if events occur that could result in impairment. The recoverable amount is determined by calculating the recoverable amount of the group of CGUs goodwill has been allocated to. The excess of the carrying value of goodwill over the recoverable amount is then recognized as impairment and charged to income in the period in which it occurs.

(h)	Provisions

(i)	General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expenses relating to provisions are generally presented in the income statement net of any reimbursement except for decommissioning liabilities. If the effect of the time value of money is material, provisions are discounted using a current discount rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

(ii)	Decommissioning Liabilities

Harvest recognizes the present value of any decommissioning liabilities as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and normal use of the assets. Harvest uses a risk-free rate to estimate the present value of the expenditure required to settle the present obligation at the reporting date. The associated decommissioning costs are capitalized as part of the carrying amount of the related asset and the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the decommissioning obligation are charged against the decommissioning liabilities.

(iii)	Environmental Liabilities

Environmental expenditures related to conditions caused by operations that generate current or future revenues are expensed. Environmental liabilities are recognized when a clean-up is probable and the associated costs can be reliably estimated. The amount recognized is the best estimate of the

CONSOLIDATED FINANCIAL STATEMENTS

expenditure required. When the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure.

(iv)	Contingencies

A contingency is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable.

(i)	Income Taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in net income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax liabilities and assets are generally not recognized for temporary differences arising on:

investments in subsidiaries and associates and interests in joint ventures;
the initial recognition of goodwill; or
the initial recognition of an asset or liability in a transaction which is not a business combination.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, and Harvest intends to settle current tax liabilities and assets on a net basis.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(j)	Post-Employment Benefits

Harvest’s Downstream operations maintains a defined benefit plan and provides certain post-retirement health care benefits, which cover the majority of its employees and their surviving spouses. The cost of providing the defined pension benefits and other post-retirement benefits is actuarially determined using the projected unit credit method reflecting management’s best estimates of discount rates, rate of return on plan assets, rate of compensation increase, retirement ages of employees, and expected health care costs. Post-employment benefit expense includes the cost of benefits earned during the current year, the interest cost on the obligations and the expected return on plan assets.

Pension plan assets are measured at fair values with the difference between the fair value of the plan assets and the total employee benefit obligation recorded on the balance sheet. Actuarial gains or losses are recognized in other comprehensive income immediately.

(k)	Currency Translation

Foreign currency-denominated transactions are translated to the respective functional currencies of Harvest’s entities at exchange rates at the date of the transactions. Non-monetary items measured at historical cost are not subsequently re-translated. Monetary assets and liabilities denominated in foreign currencies are converted into Harvest’s functional currencies at the exchange rate at the reporting date. Conversion gains and losses on monetary items are included in net income in the period in which they arise.

Harvest’s Downstream operations’ functional currency is the U.S. dollar, while Harvest’s presentation currency is the Canadian dollar. Therefore, the Downstream operations’ assets and liabilities are translated at the period-end exchange rates, while revenues and expenses are translated using monthly average rates. Translation gains and losses relating to the foreign operations are included in accumulated other comprehensive income as a separate component of shareholder’s equity.

CONSOLIDATED FINANCIAL STATEMENTS

(l)	Financial Instruments

Harvest recognizes financial assets and financial liabilities, including derivatives, on the consolidated statements of financial position when the Company becomes a party to the contract. Financial liabilities are removed from the consolidated financial statements when the liability is extinguished either through settlement of or release from the obligation of the underlying liability. Financial assets are derecognised when (1) the rights to receive cash flows from the assets have expired or (2) the Company has transferred its rights to receive cash flows from the assets or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the assets, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the assets, but has transferred control of the asset.

The Company initially measures all financial instruments at fair value. Subsequent measurement of the financial instruments is based on their classification. Financial assets are classified into the following categories: held for trading, available for sale, held-to-maturity investments and loans and receivables. Financial liabilities are classified as held for trading or other financial liabilities.

Financial assets and financial liabilities classified as held for trading are measured at fair value with changes in those fair values recognized in net income. Financial assets classified as either held-to-maturity or loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair values with changes in those fair values recognized in other comprehensive income.

Transaction costs relating to financial instruments classified as held for trading are expensed in net income in the period that they are incurred. For transaction costs that are directly attributable to the acquisition or issuance of financial instruments not classified as held for trading, they are included in the costs of the financial instruments upon initial recognition.

Harvest assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired, as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

(m)	Hedges

Harvest uses derivative financial instruments such as foreign currency contracts and financial commodity contracts to hedge its foreign currency risks and commodity price risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are recorded in net income, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income.

At the inception of a hedge relationship, Harvest formally designates and documents the hedge relationship to which the Company intends to apply hedge accounting. The designation document includes the risk management objective and strategy for undertaking the hedge, the identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the hedge effectiveness. Upon designation and at each reporting date, Harvest assesses hedge effectiveness by performing regression analysis to assess the relationship between the hedged item and hedging instrument. Only if such hedges are highly effective in achieving offsetting changes in fair value or cash flows will Harvest continue to apply hedge accounting.

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income, while any ineffective portion is recognized immediately in net income. Amounts recognized in other comprehensive income are transferred to the statement of comprehensive loss when the hedged transaction affects net income, such as when the hedged forecasted transaction occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized in other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, the cumulative gain or loss previously recognized in other comprehensive income is transferred to net income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gains or losses previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction affects net income.

CONSOLIDATED FINANCIAL STATEMENTS

(n)	Investment Tax Credits

Harvest is entitled to certain investment tax credits on qualifying manufacturing capital expenditures relating to its Downstream operations. These credits are recorded as a reduction of the cost of the related asset. The benefits are recognized when the Company has complied with the terms and conditions of applicable tax legislation provided there is reasonable assurance of realization. At each period end, Harvest reviews and if appropriate reduces the balance to the extent that it is no longer probable that the investment tax credit will be realized.

(o)	Leases

Leases or other arrangements entered into for the use of an asset are classified as either finance or operating leases. Finance leases transfer to the Company substantially all of the risks and benefits incidental to ownership of the leased item. Finance leases are capitalized at the commencement of the lease term at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Capitalized leased assets are amortized over the shorter of the estimated useful life of the assets and the lease term. Operating lease payments are recognized as an expense in the income statement on a straight line basis over the lease term.

(p)	Recent Pronouncements

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company.

In May 2011, the IASB issued the following new standards, which are effective for annual periods beginning on or after January 1, 2013:

  IFRS 10, “Consolidated Financial Statements”, replaces the consolidation requirements in SIC- 12, “Consolidation – Special Purpose Entities” and a portion of IAS 27. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company and provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 requires retrospective application and early adoption is permitted.

  IFRS 11, “Joint Arrangements”, focuses on the rights and obligations of the joint arrangement, rather than its legal form (as is currently the case) and requires a single method to account for interests in jointly controlled entities (equity method). This standard requires retrospective application and early adoption is permitted.

  IFRS 12, “Disclosure of Interest in Other Entities”, is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structure entities and other off balance sheet interests. IFRS 12 requires retrospective application and early adoption is permitted.

  IFRS 13, “Fair Value Measurement”, provides a consistent definition of fair value, establishes a single framework for determining fair value and introduces requirements for disclosures related to fair value measurement. IFRS 13 applies prospectively from the beginning of the annual period in which the standard is adopted. Early adoption is permitted.

  Harvest does not expect the adoption of these standards to have any material impact on its consolidated financial statements.

On June 16, 2011, the IASB issued an amendment to IAS 19, “Employee Benefits”, which changes the recognition and measurement of defined benefit pension expense and termination benefits and expands disclosure requirements for all employee benefit plans. The new standard is required to be adopted for periods beginning on or after January 1, 2013. The adoption of this standard is not expected to have a material impact on Harvest’s consolidated financial statements.

The IASB issued an amendment to IAS 1, “Presentation of Financial Statements” on June 16, 2011, which requires separating items presented in other comprehensive income between those that are recycled to income and those that are not. The standard is required to be adopted for periods beginning on or after July 1, 2012. The adoption of this standard should not have any impact on the Company’s consolidated financial statements as Harvest already complied with the standard with its existing disclosures.

CONSOLIDATED FINANCIAL STATEMENTS

In December 2011, the IASB issued amendments to IFRS 7 “Financial Instruments: Disclosures” and IAS 32, “Financial Instruments: Presentation” to clarify the current offsetting model and develop common disclosure requirements. Amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013. Retrospective application is required and early adoption is permitted. Amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Retrospective application is required. Harvest does not expect material impact to its consolidated financial statements from the amendments.

On January 1, 2015, Harvest will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Restatement of comparative period financial statements is not required upon initial application; however, modified disclosures on transition from the classification and measurement requirements of IAS 39 to IFRS 9 are required. As the remaining phases of this standard are still under development by the IASB, the full impact of this standard on Harvest’s consolidated financial statements will not be known until the project is complete. Harvest will continue to monitor the changes to this standard as they arise and will assess the impact accordingly.

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below:

(a)	Reserves

The provision for depletion and depreciation of Upstream assets is calculated on the unit-of-production method based on proved developed reserves. As well, reserve estimates impact net income through the application of impairment tests. Revisions or changes in the reserve estimates can have either a positive or a negative impact on net income and PP&E.

The process of estimating reserves is complex and requires significant judgments based on available geological, geophysical, engineering and economic data. In the process of estimating the recoverable oil and natural gas reserves and related future net cash flows, Harvest incorporates many factors and assumptions, such as:

expected reservoir characteristics based on geological, geophysical and engineering assessments;
future production rates based on historical performance and expected future operating and investment activities;
future commodity prices and quality differentials;
discount rates; and
future development costs.

On an annual basis, the Company engages qualified, independent reserves evaluators to evaluate Harvest’s reserves data.

(b)	Impairment of long-lived assets

Long-lived assets (goodwill, PP&E and E&E assets) are aggregated into CGUs based on their ability to generate largely independent cash inflows and are used for impairment testing. The determination of the Company's CGUs is subject to significant judgment; product type, internal operational teams, geology and geography were key factors considered when grouping Harvest’s oil and gas assets into the CGUs.

PP&E is tested for impairment when indications of impairment exist. PP&E impairment indicators include declines in commodity prices, production, reserves and operating results, cost overruns and construction delays. E&E impairment indicators include expiration of the right to explore and cessation of exploration in specific areas, lack of potential for commercial viability and technical feasibility and when E&E costs are not expected to be recovered from successful development of an area. The determination of whether such indicators exist requires significant judgment.

CONSOLIDATED FINANCIAL STATEMENTS

The recoverable amounts of CGUs and individual assets are determined based on the higher of value-in-use calculations and estimated fair values less costs to sell. To determine the recoverable amounts, Harvest uses reserve estimates for both the Upstream and BlackGold operating segments and expected future cash flows for the Downstream operations. The estimates of reserves, future commodity prices, refining margins, forecast refinery utilization and yields, discount rates, operating expenses and sustaining capital expenditures require significant judgments.

(c)	Provisions

In the determination of provisions, management is required to make a significant number of estimates and assumptions with respect to activities that will occur in the future including the ultimate amounts and timing of settlements, inflation factors, risk-free discount rates, emergence of new restoration techniques and expected changes in legal, regulatory, environmental and political environments. A change in any one of the assumptions could impact the estimated future obligation and in return, net income and in the case of decommissioning liabilities, PP&E.

(d)	Employee benefits

Harvest’s Downstream operations maintains a defined benefit pension plan and provides certain post- retirement health care benefits, which cover the majority of its Downstream employees and their surviving spouses. An independent actuary determines the costs of the Company’s employee future benefit programs using certain management assumptions and estimates such as, the expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, employee turnover, discount rates and return on plan assets. The obligation and expense recorded related to Harvest’s employee future benefit plans could increase or decrease if there were to be a change in these estimates.

The Company also maintains a long-term incentive plan which is a performance-based program. As a result, the compensation costs accrued for the plan are subject to the estimation of what the ultimate payout will be and are subject to management’s judgment as to whether or not the performance criteria will be met.

(e)	Consideration transferred

Business acquisitions are accounted for using the acquisition method. Under this method, the consideration transferred is allocated to the assets acquired and the liabilities assumed based on the fair values at the time of the acquisition. In determining the fair value of the assets and liabilities, Harvest is often required to make assumptions and estimates, such as reserves, future commodity prices, fair value of undeveloped land, discount rates, decommissioning liabilities and possible outcome of any assumed contingencies. Changes in any of these assumptions would impact amounts assigned to assets and liabilities and goodwill in the consideration transferred allocation and as a result, future net income.

(f)	Risk management contracts

Derivative risk management contracts are valued using valuation techniques with market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity. Changes in any of these assumptions would impact fair value of the risk management contracts and as a result, future net income and other comprehensive income. For risk management contracts designated as hedges, changes in the above mentioned assumptions may impact hedge effectiveness assessment and Harvest’s ability to continue applying hedge accounting.

(g)	Income taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which Harvest and its subsidiaries operate are subject to change. The Company is also subject to income tax audits and reassessments which may change its provision for income taxes. Therefore, the determination of income taxes is by nature complex, and requires making certain estimates and assumptions.

Harvest recognizes the net deferred tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

CONSOLIDATED FINANCIAL STATEMENTS

(h)	Contingencies

Contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

3.	Business Combination

a)	Hunt Acquisition

On February 28, 2011, Harvest acquired certain petroleum and natural gas assets of Hunt Oil Company of Canada, Inc. and Hunt Oil Alberta, Inc. (collectively “Hunt”) for total cash consideration of $511.0 million. KNOC provided $505.4 million of equity to fund the acquisition and acquisition costs were $1.3 million (2010 - $0.1 million) for the year ended December 31, 2011. An additional $25 million was payable to Hunt in the event that Canadian natural gas prices exceed certain pre-determined levels in 2012. Based on 2012 gas prices, no further consideration was paid.

Hunt reimbursed Harvest for costs associated with restoring production as well as the lost revenues net of operating costs relating to certain properties between October 1, 2010 and April 3, 2011, when production was resumed. A portion of the reimbursement could have reverted to Hunt if the future net revenue earned by Harvest during the six months after April 3, 2011 exceeded the reimbursed amount. Subsequent to the six-month period, it was agreed that no refund of the reimbursement was necessary.

The acquisition was accounted for as a business combination. The fair values of identifiable assets and liabilities, including interim adjustments as at the date of acquisition were:

Property, plant and equipment	$530.9
Evaluation and exploration assets	18.6
Decommissioning and environmental remediation liabilities	(38.0)
Other liabilities	(0.5)
Cash consideration	$511.0

The final review of the fair value of the purchase price allocation was completed at December 31, 2011.

These consolidated financial statements incorporate the results of operations of Hunt from February 28, 2011. For the year ended December 31, 2011, the Hunt assets have contributed $133.0 million of revenue and $96.6 million to Harvest’s earnings before depletion and income tax. If the acquisition had been completed on the first day of 2011, Harvest’s revenues for the year ended December 31, 2011 would have been $14.6 million higher and the earnings before depletion and income tax would have been $7.4 million higher.

b)	Petroleum and Natural Gas Assets

On September 30, 2010, Harvest acquired certain petroleum and natural gas assets including the remaining 40% interest in an operating partnership for total cash consideration of $144.2 million. The acquisition was accounted for as a business combination and acquisition costs were $0.2 million for the year ended December 31, 2011 (2010 - $0.3 million).

4.	Inventories

	Year Ended December 31
	2012	2011
Petroleum products
Upstream – pipeline fill	$0.9	$1.4
Downstream	75.5	56.3
Total petroleum product inventory	76.4	57.7
Parts and supplies	4.4	3.3
	$80.8	$61.0

CONSOLIDATED FINANCIAL STATEMENTS

The amount of Downstream petroleum products inventory recognized as an expense during the year is equal to the “purchased products for processing and resale” expense in the consolidated statements of comprehensive loss prior to any inventory write-downs or reversals of write-downs. For the year ended December 31, 2012, Harvest recognized inventory impairments of $14.8 million (2011 – $9.7 million; 2010 - $9.5 million) in its Downstream operations. Downstream inventory impairment reversals during 2012 amounted to $8.4 million (2011 - $7.2 million; 2010 - $7.1 million) due to improvement in market prices.

5.	Assets Held For Sale

The following assets and liabilities were classified as held for sale as at December 31, 2012:

Assets held for sale
Exploration and evaluation (see note 6)	$0.4
Property, plant and equipment, net (see note 7)	13.8
Goodwill (see note 8)	2.7
$16.9

Liabilities associated with assets held for sale
Decommissioning liabilities (see note 9)	$11.9

Management committed to a plan to divest selected non-core oil and gas properties as of December 31, 2012. Accordingly, the carrying amount of the assets and liabilities relating to these disposal groups were classified as held for sale on December 31, 2012. In February 2013, Harvest completed the sale of these assets to a third party for net proceeds of approximately $9.0 million.

6.	Exploration and Evaluation Assets (“E&E”)

As at December 31, 2010	$59.6
Additions	50.9
Acquisition	18.6
Dispositions	(0.7)
Unsuccessful exploration & evaluation costs	(17.8)
Transfer to property, plant & equipment	(36.1)
As at December 31, 2011	$74.5
Additions	41.1
Dispositions	(0.6)
Unsuccessful exploration and evaluation costs	(22.0)
Transfer to property, plant and equipment	(19.2)
Transfer to assets held for sale	(0.4)
As at December 31, 2012	$73.4

Harvest determined certain E&E costs to be unsuccessful and not recoverable, which were expensed as follows, together with pre-licensing expenses:

	Year Ended December 31
	2012	2011	2010
Pre-licensing costs	$2.9	$0.5	$0.4
Unsuccessful E&E costs	22.0	17.8	2.9
E&E expense	$24.9	$18.3	$3.3

CONSOLIDATED FINANCIAL STATEMENTS

7.	Property, Plant and Equipment (“PP&E”)

	Upstream	BlackGold	Downstream	Total
Cost:
As at December 31, 2010	$3,570.3	$393.9	$1,081.9	$5,046.1
Additions	581.3	101.2	284.2	966.7
Acquisitions	533.9	-	-	533.9
Change in decommissioning liabilities	(20.4)	2.2	3.8	(14.4)
Transfers from E&E	36.1	-	-	36.1
Disposals	(0.9)	-	(18.0)	(18.9)
Exchange adjustment	-	-	36.9	36.9
Investment tax credits	-	-	(10.2)	(10.2)
As at December 31, 2011	$4,700.3	$497.3	$1,378.6	$6,576.2
Additions	404.1	164.1	54.2	622.4
Acquisitions	1.3	-	-	1.3
Change in decommissioning liabilities	82.7	18.4	1.2	102.3
Transfers from E&E	19.2	-	-	19.2
Disposals	(108.8)	-	(11.5)	(120.3)
Exchange adjustment	-	-	(29.5)	(29.5)
Investment tax credits reversal	-	-	25.0	25.0
Transfers to assets held for sale	(23.0)	-	-	(23.0)
As at December 31, 2012	$5,075.8	$679.8	$1,418.0	$7,173.6

Accumulated depletion, amortization, depreciation and impairment losses:
As at December 31, 2010	$484.3	$-	$78.5	$562.8
Depreciation, depletion and amortization	535.4	-	91.0	626.4
Disposals	-	-	(18.0)	(18.0)
Exchange adjustment	-	-	4.6	4.6
As at December 31, 2011	$1,019.7	$-	$156.1	$1,175.8
Depreciation, depletion and amortization	578.7	-	108.9	687.6
Disposals	(34.2)	-	(11.5)	(45.7)
Impairment	21.8	-	563.2	585.0
Exchange adjustment	-	-	(3.2)	(3.2)
Transfers to assets held for sale	(9.2)	-	-	(9.2)
As at December 31, 2012	$1,576.8	$-	$813.5	$2,390.3

Net Book Value:
As at December 31, 2012	$3,499.0	$679.8	$604.5	$4,783.3
As at December 31, 2011	$3,680.6	$497.3	$1,222.5	$5,400.4

General and administrative costs directly attributable to PP&E addition activities of $21.6 million have been capitalized for the year ended December 31, 2012 (2011 – $21.4 million; 2010 - $13.6 million). Borrowing costs relating to the development of BlackGold assets and the Downstream debottlenecking project have been capitalized within PP&E for the year ended December 31, 2012 in the amounts of $10.8 million and $2.7 million (2011 – $4.5 million and $4.1 million; 2010 - $0.4 million and $nil, respectively), at a weighted average interest rate of 5.7% (2011 – 6.7%; 2010 – 6.5%) .

At December 31, 2012 the following costs were excluded from the asset base subject to depreciation, depletion and amortization: BlackGold oil sands assets of $679.8 million (2011 - $497.3 million), Downstream assets under construction of $42.4 million (2011 - $102.5 million), and Downstream major parts inventory of $7.4 million (2011 - $7.5 million).

During 2012, Harvest recognized an impairment loss of $21.8 million before tax (2011 - $nil; 2010 - $13.7 million) against its Upstream PP&E relating to certain gas properties in the South Alberta CGU to reflect lower forecasted gas prices, which resulted in lower estimated future cash flows. The recoverable amount was based on the assets’ value-in-use, estimated using the net present value of proved plus probable reserves discounted at a pre-tax rate of 10%. A 100 bps increase in the discount rate would result in an additional impairment for the South Alberta CGU of approximately $34.6 million while a 10% decrease in the forward gas price estimate would result in an additional impairment of approximately $42.1 million.

CONSOLIDATED FINANCIAL STATEMENTS

During the fourth quarter of 2012, Downstream recorded an impairment of $563.2 million (2011 and 2010 - $nil) on its refinery CGU relating to the property, plant and equipment to reflect the excess of the carrying value over the assessed recoverable amount. The recoverable amount was based on the assets’ value-in-use, estimated using the net present value of future cash flows and using a pre-tax discount rate of 16%. The value-in-use model did not include any expected cash flows from capital enhancement projects. The pre-tax discount rate of 16% incorporated the various risks inherent in the industry and in forecasting uncertainties. An increase of 100 bps in the pre-tax discount rate would result in an additional impairment of $45.8 million, while a 10% decrease in gross margin would result in an additional impairment of $292.3 million.

Included in the Downstream impairment amount of $563.2 million is the write-down of $27.7 million of investment tax credits (“ITC”). The ITCs were originally recorded as a reduction in the cost of PP&E. Based on the review of the forecasted future cash flows for Downstream, management concluded that a portion of the ITCs would not be utilized in the near term and therefore no longer meet the recognition criteria. As a result, Harvest reversed $27.7 million of previously recorded ITCs through PP&E, which were immediately written down.

For the year ended December 31, 2012, Harvest disposed of certain non-core producing properties in Alberta and Saskatchewan with a carrying value of $74.6 million (2011 - $0.9 million). The transactions resulted in a gain of $30.3 million, which has been recognized in the consolidated statements of comprehensive loss (2011 - $7.9 million).

8.	Goodwill

As at December 31, 2010 and 2011	$404.9
Disposals	(10.4)
Transfers to assets held for sale	(2.7)
As at December 31, 2012	$391.8

Goodwill of $391.8 million (2011 - $404.9 million) has been allocated to the Upstream operating segment. In assessing whether goodwill has been impaired, the carrying amount of the Upstream operating segment (including goodwill) is compared with the recoverable amount of the Upstream operating segment. The estimated recoverable amount was based on the Upstream operating segment’s value in use, calculated using the estimated discounted future cash flows from the proved plus probable reserves evaluated by Harvest’s independent reserves evaluators. The key assumptions required to estimate the recoverable amount are the oil and natural gas prices, reserve estimates and the discount rate (see note 2). The values assigned to the key assumptions represent management’s assessment of future trends in the oil and gas industry based on both external and internal sources. A pre-tax discount rate of 10% and the following forward commodity price estimates were used in the goodwill impairment calculation at December 31, 2012:

		Edmonton Light
	WTI Crude Oil	Crude Oil	AECO Gas	US$/Cdn$
Year	($US/bbl)	($Cdn/bbl)	($Cdn/Mmbtu)	Exchange Rate
2013	92.50	87.50	3.35	1.00
2014	92.50	90.50	3.85	1.00
2015	93.60	92.60	4.35	1.00
2016	95.50	94.50	4.70	1.00
2017	97.40	96.40	5.10	1.00
Thereafter(1)	+2%/year	+2%/year	+2%/year	1.00
(1)	Represents the average escalation percentage in each year after 2017 to the end of reserve life.

Based on the calculation performed using the above assumptions, management did not identify impairment to the Upstream operating segment and the associated goodwill for the year ended December 31, 2012 (2011 and 2010 - $nil). A 200 bps increase in the discount rate would result in a goodwill impairment of approximately $24.9 million, while a 10% decrease in the forward oil price estimates would result in a goodwill impairment of approximately $252.0 million. A 10% decrease in the forward gas or NGL price estimates would not result in any goodwill impairment.

CONSOLIDATED FINANCIAL STATEMENTS

9.	Provisions

	Upstream	BlackGold	Downstream	Total
Decommissioning liabilities at December 31, 2010	$648.7	$0.4	$10.4	$659.5
Liabilities assumed on acquisitions	36.3	-	-	36.3
Liabilities incurred	26.4	0.6	-	27.0
Settled during the period	(21.0)	(1.1)	-	(22.1)
Revisions (change in estimate)	(48.2)	1.6	3.8	(42.8)
Disposals	(0.7)	-	-	(0.7)
Accretion	22.9	-	0.4	23.3
Decommissioning liabilities at December 31, 2011	$664.4	$1.5	$14.6	$680.5
Environmental remediation at December 31, 2011	6.8	-	-	6.8
Other provisions at December 31, 2011	4.3	-	-	4.3
Balance at December 31, 2011	$675.5	$1.5	$14.6	$691.6

Decommissioning liabilities at December 31, 2011	$664.4	$1.5	$14.6	$680.5
Liabilities incurred	9.9	15.8	-	25.7
Settled during the period	(18.4)	(0.2)	-	(18.6)
Revisions (change in estimated timing and costs)	72.8	2.6	1.2	76.6
Disposals	(27.4)	-	-	(27.4)
Accretion	19.9	0.1	0.4	20.4
Transfers to assets held for sale	(11.9)	-	-	(11.9)
Decommissioning liabilities at December 31, 2012	$709.3	$19.8	$16.2	$745.3
Environmental remediation at December 31, 2012	6.6	-	-	6.6
Other provisions at December 31, 2012	3.5	-	-	3.5
Balance at December 31, 2012	$719.4	$19.8	$16.2	$755.4

Current portion	$28.1	$-	$-	$28.1
Non-current portion	691.3	19.8	16.2	727.3
Balance at December 31, 2012	$719.4	$19.8	$16.2	$755.4

Harvest’s decommissioning and environmental remediation liabilities arise from its net ownership interests in petroleum and natural gas assets including well sites, gathering systems, pipeline, processing facilities and Downstream refining and marketing assets and its legal obligations to remediate, retire and reclaim them. Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning and environmental remediation liabilities to be approximately $1.8 billion at December 31, 2012 (2011 - $1.4 billion), which will be incurred between 2013 and 2074. A risk-free discount rate of 3.0% (2011 - 3.0%) and inflation rate of 1.7% (2011 - 1.7%) were used to calculate the present value of the decommissioning and environmental remediation liabilities. The actual decommissioning and environmental remediation costs will ultimately depend upon future market prices for the necessary decommissioning and remediation work required, which will reflect market conditions at the relevant time. Furthermore, the timing of decommissioning is likely to depend on when the fields cease to produce at economically viable rates. This in turn will depend upon future oil and gas prices, which are inherently uncertain.

Harvest’s other provisions relates to legal claims against Harvest and their estimated settlement amounts. In addition to these claims, Harvest is defendant and plaintiff in a number of other legal actions that arise in the normal course of business and the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

10.	Long-term debt

	December 31, 2012	December 31, 2011
Bank loan	$491.3	$355.6
67/8% senior notes (US$500 million)	486.4	495.7
6.40% debentures due 2012 (series D)	–	107.1
7.25% debentures due 2013 (series E)	331.8	333.3
7.25% debentures due 2014 (series F)	60.4	60.6
7.50% debentures due 2015 (series G)	239.8	241.0
Long-term debt outstanding	1,609.7	1,593.3
Less current portion	(331.8)	(107.1)
Long-term debt	$1,277.9	$1,486.2

a)	Bank Loan

Borrowings under the credit facility are available by way of bankers’ acceptances, Canadian prime rate loans, LIBOR based loans, or U.S. base rate loans. At December 31, 2012, Harvest had $494.2 million (2011 - $358.9 million) drawn from the $800 million available under the credit facility, of which US$90 million were LIBOR based loans (2011 - $nil) with the remaining in Canadian bankers’ acceptances. The carrying value of the bank loan includes $2.9 million of deferred financial charges at December 31, 2012 (2011 - $3.3 million). For the year ended December 31, 2012 interest charges on the bank loan aggregated to $17.2 million (2011 - $5.7 million; 2010 - $5.7 million) reflecting an effective interest rate of 3.0% (2011 – 3.0%; 2010 – 3.7%) .

On July 31, 2012, Harvest extended the credit facility agreement by one year to April 30, 2016.

Under the credit facility agreement, Harvest is required to maintain certain financial ratios. On June 29, 2012, the credit facility agreement was amended to revise the maximum allowable total debt to annualized EBITDA ratio from 3.5:1 to the following:

Twelve months ending	Total debt to annualized EBITDA
December 31, 2012	4.00:1.0 or less
March 31, 2013	3.75:1.0 or less
June 30, 2013 and thereafter	3.50:1.0 or less

Except for the above amendments, all other terms to the credit facility agreement remain unchanged.

The credit facility is secured by a first floating charge over all of the assets of Harvest and its restricted subsidiaries plus a first mortgage security interest on the Downstream operation’s refinery assets. The most restrictive covenants of Harvest’s credit facility include an aggregate limitation of $25 million on financial assistance and/or capital contributions to parties other than Harvest or its restricted subsidiaries, a limitation to carrying on business in countries that are not members of the Organization of Economic Co-operation and Development and a limitation on the payment of distributions to the shareholder in certain circumstances such as an event of default. The credit facility requires standby fees on undrawn amounts and interest on amounts borrowed at varying rates depending on Harvest's ratio of senior debt to its annualized EBITDA. Availability under this facility is subject to the following quarterly financial covenants as defined in the credit facility agreement:

CONSOLIDATED FINANCIAL STATEMENTS

	Covenant	December 31, 2012	December 31, 2011
Senior debt (1) to Annualized EBITDA (3)	3.00 to 1.0 or less	1.10	0.73
Total debt (2) to Annualized EBITDA (3)	4.00 to 1.0(4) or less	3.22	2.72
Senior debt (1) to Capitalization (5)	50% or less	14%	10%
Total debt (2) to Capitalization (5)	55% or less	41%	36%
(1)

Senior debt consists of letters of credit of $8.2 million (December 31, 2011 – $8.7 million), bank loan of $491.3 million (December 31, 2011 - $355.6 million) and guarantees of $76.6 million (December 31, 2011 - $92.1 million) at December 31, 2012.

(2)	Total debt consists of senior debt, convertible debentures and senior notes.
(3)

Annualized EBITDA is defined in Harvest’s credit facility agreement as earnings before finance costs, income tax expense or recovery, depletion, depreciation and amortization, exploration and evaluation costs, impairment of assets, unrealized gains or losses on risk management contracts, unrealized gains or losses on foreign exchange, gains or losses on disposition of assets and other non-cash items.

(4)	The covenant ratio was changed from 3.5 to 1.0 to 4.00 to 1.0 on June 29, 2012.
(5)	Capitalization consists of total debt, related party loan and shareholder’s equity less equity for BlackGold of $458.6 million at December 31, 2012 (December 31, 2011 - $459.9 million).

b)	Senior Notes

On October 4, 2010, Harvest issued US$500 million of 67/8% senior notes for net cash proceeds of US$484.6 million. The senior notes are unsecured with interest payable semi-annually on April 1 and October 1 and mature on October 1, 2017. The senior notes are unconditionally guaranteed by Harvest and all of its wholly-owned subsidiaries that guarantee the revolving credit facility and every future restricted subsidiary that guarantees certain debt. The notes are redeemable at a redemption price equal to 100% of the principal amount of the notes being redeemed plus a make-whole redemption premium, plus accrued and unpaid interest to the redemption date. Harvest may also redeem the notes at any time in the event that certain changes affecting Canadian withholding taxes occur.

There are covenants restricting, among other things, the sale of assets and the incurrence of additional indebtedness if such issuance would result in an interest coverage ratio, as defined, of less than 2.0 to 1. Notwithstanding the interest coverage ratio limitation, the incurrence of additional indebtedness may be permitted under certain incurrence tests. One provision allows Harvest’s incurrence of indebtedness under the credit facility or other future bank debt in an aggregate principal amount not to exceed the greater of $1.0 billion and 15% of total assets. In addition, the covenants of the senior notes restrict the amount of dividends Harvest can pay to shareholders; no dividends have been paid during the year ended December 31, 2012.

In 2010, Harvest redeemed the US$250 million of 77/8% senior notes for total consideration of $256.9 million.

c)	Convertible Debentures

On September 19, 2012, Harvest redeemed its 6.40% or D series of convertible debentures at a redemption price of $1,024.90 per $1,000 principal amount for a total amount of $106.8 million. The redemption price was equal to the principal plus all accrued and unpaid interest thereon. Harvest recognized a nominal gain on the redemption, which has been included in “finance costs” in the consolidated statements of comprehensive income.

As a result of KNOC’S acquisition of Harvest Energy Trust, in 2009, the debentures are no longer convertible into units but investors would receive $10.00 for each unit notionally received based on each series conversion rate. Because every series of debentures carry a conversion price that exceeds $10.00 per unit, it is assumed that no investor would exercise their conversion option.

The debentures may be redeemed by Harvest at its option in whole or in part prior to their respective redemption dates. The redemption price for the first redemption period is at a price equal to $1,050 per debenture and at $1,025 per debenture during the second redemption period. After the second redemption period, the debentures are redeemable at par. Any redemption will include accrued and unpaid interest at such time.

CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the three series of convertible debentures that are outstanding at December 31, 2012:

	Interest	Conversion			Second redemption
Series	Rate	price / share	Maturity	First redemption period	period
E	7.25%	$ 32.20	Sept. 30, 2013	Oct. 1/09-Sept. 30/10	Oct. 1/10-Sept. 30/11
F	7.25%	$ 27.25	Feb. 28, 2014	Mar. 1/10-Feb. 28/11	Mar. 1/11-Feb. 29/12
G	7.50%	$ 27.40	May 31, 2015	Jun. 1/11-May 31/12	Jun. 1/12-May 31/13

The following table summarizes the face value, carrying amount and fair value of the convertible debentures:

	December 31, 2012			December 31, 2011
	Face	Carrying		Face	Carrying
Series	Value	Amount	Fair Value	Value	Amount	Fair Value
D	$-	$-	$-	$106.8	$107.1	$108.2
E	330.5	331.8	335.5	330.5	333.3	337.2
F	60.1	60.4	61.5	60.1	60.6	61.6
G	236.6	239.8	247.0	236.6	241.0	245.5
	$627.2	$632.0	$644.0	$734.0	$742.0	$752.5

The KNOC acquisition of the Trust triggered the “change of control” provision included within the convertible debentures’ indentures, which required Harvest to make an offer to purchase 100% of the outstanding convertible debentures for cash consideration of 101% of the principal amount thereof plus accrued and unpaid interest. Harvest made these offers on January 20, 2010 and by March 4, 2010 all of the offers had expired. The following redemptions were made:

Series B – $13.3 million principal amount tendered, with the remaining principal balance of $23.8 million maturing on December 31, 2010
Series D – $67.8 million principal amount tendered leaving a principal balance of $106.8 million outstanding
Series E – $48.7 million principal amount tendered leaving a principal balance of $330.5 million outstanding
Series F – $13.2 million principal amount tendered leaving a principal balance of $60.1 million outstanding
Series G – $13.4 million principal amount tendered leaving a principal balance of $236.6 million outstanding

11.	Long-Term Liability and Other

On May 30, 2012, Harvest amended certain aspects of its BlackGold oil sands project engineering, procurement and construction (“EPC”) contract, including revising the compensation terms from a lump sum price to a cost reimbursable price and confirming greater Harvest control over project execution. The cost pressures and resulting contract changes are expected to increase the net EPC costs to approximately $520 million from $311 million, after allowing for certain costs which are not reimbursable to the EPC contractor. Harvest and the EPC contractor also agreed to apply the cumulative progress payments made under the lump sum contract and the remaining deposit of $24.4 million as at May 30, 2012 towards costs incurred to that date.

Under the amended EPC contract, a maximum of approximately $101 million of the EPC costs will be paid in equal installments, without interest, over 10 years commencing on the completion of the EPC work in 2014. The liability is considered a financial liability and is initially recorded at fair value, which is estimated as the present value of all future cash payments discounted using the prevailing market rate of interest for similar instruments. As at December 31, 2012, Harvest recognized a long-term liability of $4.7 million (2011 - $nil) using a discount rate of 4.5% (2011 - nil).

Also included in long-term liability and other is deferred credits of $0.5 million (2011 - $0.8 million).

CONSOLIDATED FINANCIAL STATEMENTS

12.	Shareholder’s Capital

(a)	Authorized

The authorized capital consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares issuable in series.

(b)	Number of Common Shares Issued

Outstanding at January 1, 2010	242,268,802
Issued to KNOC at $10.00 per share to fund debt repayment	46,567,852
Issued to KNOC at $10.00 per share for BlackGold consideration	37,416,913
Issued to KNOC at $10.00 per share for BlackGold project development	4,700,000
Issued to KNOC at $10.00 per share for BlackGold project development	3,868,600
Issued to KNOC at $10.00 per share for KNOC Global Technology and Research Centre	712,880
Outstanding at December 31, 2010	335,535,047
Issued to KNOC at $10.00 per share for Hunt acquisition	50,543,602
Outstanding at December 31, 2011 and 2012	386,078,649

13.	Capital Structure

Harvest considers its capital structure to include its credit facility, senior notes, related party loan, convertible debentures and shareholder’s equity.

	December 31, 2012	December 31, 2011
Bank loan(1)	$494.2	$358.9
67/8% senior notes (US$500 million)(1)(2)	497.5	508.5
Related party loan (US$170 million)(2)	169.1	–
Principal amount of convertible debentures	627.2	734.0
	1,788.0	1,601.4
Shareholder’s equity	2,691.9	3,453.7
	$4,479.9	$5,055.1
(1)	Excludes deferred financing fees.
(2)	Principal amount converted at the period end exchange rate.

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future growth. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

Harvest evaluates its capital structure using the same financial covenant ratios as the ones externally imposed under the Company’s credit facility and senior notes. Harvest was in compliance with all debt covenants at December 31, 2012.

14.	Revenues

	Year Ended December 31
	2012	2011	2010
Petroleum and natural gas sales, net of royalty	$999.3	$1,100.8	$852.2
Refined products sales	4,752.1	3,302.3	3,193.3
Effective portion of realized crude oil hedges	29.6	(9.4)	-
	$5,781.0	$4,393.7	$4,045.5

CONSOLIDATED FINANCIAL STATEMENTS

15.	Operating and General and Administrative (“G&A”) Expenses

	Year Ended December 31
	Upstream			Downstream			Total
Operating expenses	2012	2011	2010	2012	2011	2010	2012	2011	2010
Power and purchased energy	$79.6	$83.1	$59.1	$140.7	$117.3	$106.1	$220.3	$200.4	$165.2
Well servicing	56.0	61.6	50.4	-	-	-	56.0	61.6	50.4
Repairs and maintenance	57.0	60.0	43.7	26.4	20.4	22.3	83.4	80.4	66.0
Lease rentals and property taxes	38.3	34.7	30.6	-	-	-	38.3	34.7	30.6
Salaries and benefits	31.5	28.1	22.6	66.5	58.9	61.0	98.0	87.0	83.6
Professional and consultation fees	19.3	19.4	16.0	5.7	4.5	3.8	25.0	23.9	19.8
Chemicals	18.0	15.4	13.0	-	-	-	18.0	15.4	13.0
Processing fees	33.4	22.6	13.5	-	-	-	33.4	22.6	13.5
Trucking	16.3	13.3	9.6	-	-	-	16.3	13.3	9.6
Other	9.6	12.2	7.1	22.2	24.6	22.4	31.8	36.8	29.5
	$359.0	$350.4	$265.6	$261.5	$225.7	$215.6	$620.5	$576.1	$481.2

	Year Ended December 31
General and administrative expenses	2012	2011	2010
Salaries and benefits	$64.8	$59.5	$44.5
Professional and consultation fees	10.8	7.9	8.4
Other	13.3	18.6	9.4
G&A capitalized and recovery	(23.3)	(23.4)	(15.2)
	$65.6	$62.6	$47.1

16.	Finance Costs

	Year Ended December 31
	2012	2011	2010
Interest and other finance charges	$103.8	$94.1	$78.5
Accretion of decommissioning and environmental remediation liabilities	20.7	23.6	22.7
Less: capitalized interest	(13.5)	(8.6)	(0.4)
	$111.0	$109.1	$100.8

17.	Foreign Exchange

	Year Ended December 31
	2012	2011	2010
Realized gains on foreign exchange	$(0.1)	$(6.6)	$(1.5)
Unrealized (gains) losses on foreign exchange	(1.2)	2.6	(1.9)
	$(1.3)	$(4.0)	$(3.4)

CONSOLIDATED FINANCIAL STATEMENTS

18.	Supplemental Cash Flow Information

	Year Ended December 31
	2012	2011	2010
Source (use) of cash:
Accounts receivable and other	$36.7	$1.7	$(35.3)
Prepaid expenses (including long-term deposit)	18.2	42.2	(70.1)
Inventories	(19.8)	14.5	11.3
Accounts payable	(88.1)	103.7	155.1
Net changes in non-cash working capital	(53.0)	162.1	61.0
Changes relating to operating activities	11.0	51.1	32.3
Changes relating to financing activities	-	-	1.9
Changes relating to investing activities	(63.8)	108.7	22.5
Add: Non-cash changes	(0.2)	2.3	4.3
	$(53.0)	$162.1	$61.0

19.	Income Taxes

	Year Ended December 31
	2012	2011	2010
Current income tax expense (recovery)	$–	$0.1	$(0.2)
Deferred income tax (“DIT”) recovery	(109.1)	(29.9)	(65.1)
	$(109.1)	$(29.8)	$(65.3)

The income tax recovery varies from the amount that would be computed by applying the relevant Canadian income tax rates to reported losses before taxes as follows:

	Year Ended December 31
	2012	2011	2010
Loss before income tax	$(829.2)	$(134.5)	$(146.5)
Combined Canadian federal and provincial statutory income tax rate	27.65%	28.08%	28.25%
Computed income tax recovery at statutory rates	(229.3)	(37.8)	(41.4)
Increased expense (recovery) resulting from the following:
Difference between current and expected tax rates	56.3	13.9	(12.9)
Foreign exchange impact not recognized in income	(6.7)	7.8	(10.9)
Amended returns and pool balances	6.1	4.9	–
Reversal of previously recognized temporary differences	60.0	(12.7)	–
Non-deductible expenses (recoveries)	4.6	(3.5)	(2.4)
Other	(0.1)	(2.4)	(0.2)
Non-taxable portion of capital loss	–	–	2.5
Income tax recovery	$(109.1)	$(29.8)	$(65.3)

The change in the applicable tax rate for the year ended December 31, 2012 from the previous year is due to a reduction in the federal component of the tax rate.

CONSOLIDATED FINANCIAL STATEMENTS

Movements in the DIT asset (liability) are as follows:

		Decommissioning	Non-capital		Total deferred
	PP&E	liabilities	tax losses	Other	asset (liability)
At December 31, 2010	$(556.5)	$168.5	$303.1	$5.4	$(79.5	)(1)
Recognized in profit or loss	(48.8)	3.9	71.9	2.9	29.9
Recognized in other comprehensive loss	-	-	-	(5.3)	(5.3)
At December 31, 2011	$(605.3)	$172.4	$375.0	$3.0	$(54.9)
Recognized in profit or loss	282.3	19.2	(184.1)	(8.3)	109.1
Recognized in other comprehensive loss	-	-	-	6.9	6.9
At December 31, 2012	$(323.0)	$191.6	$190.9	$1.6	$61.1
(1)	The net DIT liability at December 31, 2010 consists of a $1.6 million DIT asset and an $81.1 million DIT liability.

DIT assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax losses can be utilized. As at December 31, 2012, Harvest had approximately $1.1 billion (2011 - $1.6 billion) of carry-forward tax losses that would be available to offset against future taxable profit. These carry-forward losses will expire between the years 2023 and 2032. Based on management’s best estimate of the forecasted future taxable profit of the Company, management believes that there is sufficient evidence to recognize a DIT asset on $800 million (2011 - $1.6 billion) of the carry- forward losses as at December 31, 2012. A DIT asset of $60 million (2011 - $nil) was not recognized in respect to $300 million (2011 - $nil) of the Downstream carry-forward tax losses as it is not probable that sufficient future taxable profit will be available to utilize these losses. These carry-forward tax losses will expire between the years 2026 to 2031.

As at December 31, 2012, Harvest had a contingent liability relating to an unsettled dispute with the Canada Revenue Agency. This contingent liability has not been provided for in the consolidated statement of financial position as the Company has assessed that it is possible but not probable that a payment will be necessary. The range of possible payment is estimated to be between $3.6 million to $7.1 million.

20.	Post-Employment Benefits

The measurement of the accrued benefit obligation and annual expense for the defined benefit plans requires actuarial calculations and the following key assumptions.

	December 31, 2012		December 31, 2011
		Other		Other
	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans

Discount rate	4.0%	4.0%	5.0%	5.0%
Expected long-term rate of return on plan assets – bonds/fixed income securities	5.0%	-	5.0%	-
Expected long-term rate of return on plan assets – equity securities	8.0%	-	8.0%	-
Rate of compensation increase	3.5%	-	3.5%	-
Employee contribution of pensionable income	6.0%	-	6.0%	-
Annual rate of increase in covered health care benefits	-	8.0%	-	8.0%

The discount rates are determined with reference to market yields on high quality corporate bonds with similar duration to the benefit obligations at the end of the reporting period.

The expected long-term rate of return is based on the portfolio as a whole and not necessarily on the sum of the returns on individual asset categories and is calculated using the projected rates of return of the plan investment portfolio, including the expected forecast for inflation, risk premiums for each class of asset, and current and future financial market conditions.

CONSOLIDATED FINANCIAL STATEMENTS

The defined benefit pension plan asset mix is as follows:

	December 31, 2012	December 31, 2011
Bonds/fixed income securities	31%	30%
Equity securities	69%	70%

The primary investment strategy is the security and long-term stability of plan assets, combined with moderate growth that corresponds to the participants’ anticipated retirement dates. The investment policy is reviewed from time to time to ensure consistency with the plan objectives. The Company in conjunction with the plan asset investment managers manages the inherent risks of various asset classes by investing in a diversified portfolio. The plan assets are primarily invested in domestic and foreign equity funds and in domestic bonds. The target asset allocation for equity securities is approximately 70% (and within a range of 50% to 90%) and the target asset allocation for debt securities is approximately 30% (and within a range of 10% to 50%). From time to time, the actual asset allocations for equity securities and debt securities may vary slightly from the target allocation, while staying within the target range, as a result of market conditions, however, management reviews the investments on a regular basis to ensure they continue to meet the plans’ investment strategy.

Total cash payments for employee future benefits, consisting of cash contributed by Harvest to the pension plans and other benefit plans was $10.1 million for the year ended December 31, 2012 (2011 - $3.6 million; 2010 - $3.9 million); the expected contribution for the pension plans and other benefit plans in 2013 is $9.4 million.

Actuarial valuations are completed annually for the defined benefit plans and post-retirement benefit plan.

	December 31, 2012			December 31, 2011
		Other			Other
	Pension	Benefit		Pension	Benefit
	Plans	Plans	Total	Plans	Plans	Total
Employee benefit obligation, beginning of period	$70.8	$8.2	$79.0	$63.8	$7.9	$71.7
Current service costs	2.6	0.3	2.9	2.5	0.3	2.8
Interest costs	3.7	0.4	4.1	3.5	0.4	3.9
Employee contributions	1.8	0.2	2.0	1.6	0.2	1.8
Actuarial (gain) loss	14.4	0.7	15.1	1.5	(0.1)	1.4
Benefits paid	(2.7)	(0.5)	(3.2)	(2.1)	(0.5)	(2.6)
Employee benefit obligation, end of period	$90.6	$9.3	$99.9	$70.8	$8.2	$79.0

Fair value of plan assets, beginning of period	$53.0	$-	$53.0	$51.3	$-	$51.3
Expected return on plan assets	4.0	-	4.0	3.6	-	3.6
Actuarial gain (loss)	1.6	-	1.6	(4.7)	-	(4.7)
Employer contributions	9.8	0.3	10.1	3.3	0.3	3.6
Employee contributions	1.8	0.2	2.0	1.6	0.2	1.8
Benefits paid	(2.7)	(0.5)	(3.2)	(2.1)	(0.5)	(2.6)
Fair value of plan assets, end of period	$67.5	$-	$67.5	$53.0	$-	$53.0
Funded status – surplus (deficit)	$(23.1)	$(9.3)	$(32.4)	$(17.8)	$(8.2)	$(26.0)

The following is a history of the Company’s experience adjustments:

	Year Ended December 31
	Pension Plans			Other Benefit Plans
	2012	2011	2010	2012	2011	2010
Experience gains (losses) as a percentage of plan assets	(18.4)%	(6.8)%	-	-	-	-
Experience gains (losses) as a percentage of plan liabilities	(13.8)%	(5.5)%	-	(3.5)%	(5.4)%	-

CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the components of the net benefit plan expense:

	Year Ended December 31
	2012			2011			2010
		Other			Other			Other
	Pension	Benefit		Pension	Benefit		Pension	Benefit
	Plans	Plans	Total	Plans	Plans	Total	Plans	Plans	Total

Current service cost	$2.6	$0.3	$2.9	$2.5	$0.3	$2.8	$2.2	$0.3	$2.5
Interest costs	3.7	0.4	4.1	3.5	0.4	3.9	3.3	0.4	3.7
Expected return on assets	(4.0)	-	(4.0)	(3.6)	-	(3.6)	(3.3)	-	(3.3)
Net benefit plan expense	$2.3	$0.7	$3.0	$2.4	$0.7	$3.1	$2.2	$0.7	$2.9

The actual return on plan assets for the year ended December 31, 2012 was $5.6 million (2011 - a loss of $1.1 million; 2010 – a return of $2.0 million).

For the year ended December 31, 2012 the net benefit plan expense of $3.0 million (2011 - $3.1 million; 2010 – $2.9 million) has been included in operating expenses in the consolidated statements of comprehensive loss. An actuarial loss of $10.8 million, after tax of $2.7 million (2011 - $4.9 million, after tax of $1.2 million; 2010 - $3.2 million, after tax of $0.7 million) has been included in other comprehensive income. The cumulative amount of actuarial loss included in accumulated other comprehensive loss as at December 31, 2012 was $18.9 million, after tax of $4.6 million (2011 - $8.1 million, after tax of $1.9 million).

Under the pension regulations, Downstream is required to fund its defined benefit pension plan obligation within 5 to 15 years. The funding requirements are included in note 24.

A 1% change in the expected health care cost trend rate would have an insignificant impact on the post retirement benefit expense and projected benefit obligations at December 31, 2012.

21.	Other Comprehensive Income (“OCI”) and Accumulated Other Comprehensive Income (“AOCI”)

	Foreign	Designated
	Currency	Cash Flow	Actuarial
	Translation	Hedges, Net	Loss, Net of
	Adjustment	of Tax	Tax	Total
AOCI at January 1, 2010	$-	$-	$-	$-
Losses on derivatives designated as cash flow hedges	-	(5.0)	-	(5.0)
Actuarial loss	-	-	(3.2)	(3.2)
Losses on foreign currency translation	(45.9)	-	-	(45.9)
AOCI at December 31, 2010	$(45.9)	$(5.0)	$(3.2)	$(54.1)
Reclassification to net income of losses on cash flow hedges	-	7.1	-	7.1
Gains on derivatives designated as cash flow hedges	-	12.3	-	12.3
Actuarial loss	-	-	(4.9)	(4.9)
Gains on foreign currency translation	21.5	-	-	21.5
AOCI at December 31, 2011	$(24.4)	$14.4	$(8.1)	$(18.1)
Reclassification to net income of gains on cash flow hedges	-	(22.4)	-	(22.4)
Gains on derivatives designated as cash flow hedges	-	9.2	-	9.2
Actuarial loss	-	-	(10.8)	(10.8)
Losses on foreign currency translation	(17.7)	-	-	(17.7)
AOCI at December 31, 2012	$(42.1)	$1.2	$(18.9)	$(59.8)

CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the impacts of the cash flow hedges on the OCI:

	Year Ended December 31
	After - tax			Pre - tax
	2012	2011	2010	2012	2011	2010
(Gains) losses reclassified from OCI to revenues	$(22.4)	$7.1	$-	$(29.6)	$9.4	$-
Gains (losses) recognized in OCI	$9.2	$12.3	$(5.0)	$12.2	$16.5	$(6.8)
Total	$(13.2)	$19.4	$(5.0)	$(17.4)	$25.9	$(6.8)

Effective July 31, 2012, the Company discontinued hedge accounting for its crude oil and foreign exchange derivative contracts that had been previously designated as cash flow hedges as the hedges were no longer considered highly effective. Though the hedges no longer meet the criteria for hedge accounting, the hedged forecast crude sales are still expected to occur. As such, the cumulative gains or losses that had been recognized in OCI during the period when the hedges were effective remain in AOCI until the hedged transactions occur. Changes in the fair value of these derivative contracts subsequent to July 31, 2012 have been recognized in “risk management contracts gains or losses” within the consolidated statements of comprehensive income (see note 22). As at December 31, 2012, all remaining amounts in AOCI related to the effective crude oil and foreign exchange cash flow hedges prior to the discontinuation of hedge accounting have been reclassified to net income.

On November 14, 2012, Harvest entered into natural gas derivative contracts and designated them as cash flow hedges. The Company expects the $1.2 million gain reported in AOCI related to the natural gas cash flow hedges to be released to net income within the next twelve months.

22.	Financial Instruments

(a) Fair Values

The carrying value and fair value of these financial instruments are disclosed below by financial instrument category:

	December 31, 2012		December 31, 2011
	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
Financial assets
Loans and Receivables
Accounts receivable and other	$175.6	$175.6	$212.3	$212.3
Held for Trading
Cash	7.6	7.6	6.6	6.6
Risk management contracts	1.8	1.8	20.2	20.2
Total Financial Assets	$185.0	$185.0	$239.1	$239.1
Financial Liabilities
Measured at Amortized Cost
Accounts payable and accrued liabilities	376.0	376.0	464.1	464.1
Bank loan	491.3	494.2	355.6	358.9
Senior notes	486.4	555.3	495.7	523.1
Convertible debentures	632.0	644.0	742.0	752.5
Related party loan	172.1	172.1	–	–
Long-term liability	4.7	4.7	–	–
Total Financial Liabilities	$2,162.5	$2,246.3	$2,057.4	$2,098.6

CONSOLIDATED FINANCIAL STATEMENTS

Harvest’s financial assets and liabilities carried at fair value have been classified according to the following hierarchy based on the significance of observable inputs used to value the instrument:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3:	techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

Harvest’s cash and risk management contracts have been assessed on the fair value hierarchy described above. Cash is classified as Level 1 and risk management contracts as Level 2. During the year ended December 31, 2012, there were no transfers among Levels 1, 2 and 3.

Non-derivative financial instruments

Due to the short term maturities of accounts receivable and accounts payable and accrued liabilities, their carrying values approximate their fair values.

The bank loan bears floating market rate, thus, the fair value approximates the carrying value (excluding deferred financing charges). The carrying value of the bank loan includes $2.9 million of deferred financing charges at December 31, 2012 (2011 - $3.3 million).

The fair values of the convertible debentures and the senior notes are based on quoted market prices as at December 31, 2012.

The fair values of the related party loan and long-term liability are estimated by discounting the future interest and principal payments using the current market interest rates of instruments with similar terms. At December 31, 2012, the fair values of the related party loan and long-term liability approximate their carrying value.

Derivative financial instruments

Harvest enters into risk management contracts with various counterparties, principally financial institutions with investment grade credit ratings. The fair values of the risk management contracts are determined based on the quoted forward prices of similar transactions observable in active markets as at December 31, 2012. The fair values of the risk management contracts are net of a credit valuation adjustment attributable to derivative counterparty default risk or the Company’s own default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in the hedging relationship and other financial instruments recognized at fair value.

Derivative financial instruments carried at fair value are as follows:

	December 31, 2012	December 31, 2011
Natural gas swap	$1.8	$–
Crude oil price swap	–	19.7
Foreign exchange swap	–	0.5
	$1.8	$20.2

(b)	Risk Management Contracts

The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. These derivative contracts are entered for periods consistent with the underlying hedged transactions. Under hedge accounting, the effective portion of the unrealized gains and losses is included in OCI. The effective portion of the realized gains and losses is removed from AOCI and included in petroleum, natural gas, and refined product sales (see note 21). The ineffective portion of the unrealized and realized gains and losses are recognized in the consolidated income statement.

During 2011, Harvest entered into crude oil and foreign exchange derivative contracts and designated them as cash flow hedges. Effective July 31, 2012, Harvest discontinued the hedge designation as the hedges were no longer highly effective. Subsequent to the discontinuation of hedge accounting, all changes in the fair value of these derivative contracts were recognized in the consolidated income statement. The cumulative gains or losses that had been recognized in OCI during the period when the hedges were effective remained in AOCI given the hedged forecast sales were probable of occurring. The remaining AOCI was reclassified into net income as these derivative contracts settled in 2012 (see note 21).

CONSOLIDATED FINANCIAL STATEMENTS

Risk management contracts (gains) losses recorded to income include the ineffective portion of the gains or losses on the derivative contracts designated as cash flow hedges, the gains or losses on the derivatives that were not designated as hedges and the gains or losses subsequent to the discontinuation of hedge accounting on the previously designated derivatives:

	Year Ended December 31
	Realized (gains) losses			Unrealized (gains) losses			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Crude Oil	$(2.1)	$1.7	$-	$1.1	$(1.7)	$0.7	$(1.0)	$-	$0.7
Natural Gas	-	-	-	-	-	-	-	-	-
Power	-	(7.7)	1.8	-	1.0	(3.1)	-	(6.7)	(1.3)
Currency	0.5	-	-	-	-	-	0.5	-	-
	$(1.6)	$(6.0)	$1.8	$1.1	$(0.7)	$(2.4)	$(0.5)	$(6.7)	$(0.6)

The following is a summary of Harvest’s risk management contracts outstanding at December 31, 2012:

Contracts Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
10,800 GJ/day	Natural gas swap	Jan – Dec 2013	$3.42/GJ	$ 1.8

(c)	Risk Exposure

Harvest is exposed to market risks resulting from fluctuations in commodity prices, currency exchange rates and interest rates in the normal course of operations. Harvest is also exposed, to a lesser extent, to credit risk on accounts receivable, counterparty risk from price risk management contracts and to liquidity risk relating to the Company’s debt.

(i.)	Credit Risk
Upstream Accounts Receivable

Accounts receivable in Harvest’s Upstream operations are due from crude oil and natural gas purchasers as well as joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with Harvest. Harvest periodically assesses the financial strength of its crude oil and natural gas purchasers and will adjust its marketing plan to mitigate credit risks. This assessment involves a review of external credit ratings; however, if external ratings are not available, Harvest requests a guarantee from the parent company that does have a credit rating. If this is not possible, Harvest performs an internal credit review based on the purchaser’s past financial performance. The credit risk associated with joint venture partners is mitigated by reviewing the credit history of partners and requiring some partners to provide cash prior to incurring significant capital costs on their behalf. Additionally, most agreements have a provision enabling Harvest to use the proceeds from the sale of production that would otherwise be taken in kind by the partner to offset amounts owing from the partner that is in default. Generally, the only instances of impairment are when a purchaser or partner is facing bankruptcy or extreme financial distress.

Risk Management Contract Counterparties

Harvest is exposed to credit risk from the counterparties to its risk management contracts. This risk is managed by diversifying Harvest’s risk management portfolio among a number of counterparties limited to lenders in its syndicated credit facilities; Harvest has no history of losses with these counterparties.

Downstream Accounts Receivable

The supply and off take agreement (“SOA”) exposes Harvest to the credit risk of Macquarie Energy Canada Ltd. (“Macquarie”) as all feedstock purchases and the majority of product sales are made with Macquarie. This credit risk is mitigated by the amounts owing to Macquarie for feedstock purchases that are offset against amounts receivable from Macquarie for product sales with the balance being net settled. The SOA also requires both Harvest and Maquarie’s parent, Macquarie Bank Ltd, to provide reciprocal guarantees of US$75 million to each other in order to mitigate the risk of either counter party being unable to settle a net payable amount. At December 31, 2012, Harvest is in a net payable position with Macquarie and the outstanding balance is included in current trade accounts payable in the liability liquidity table.

CONSOLIDATED FINANCIAL STATEMENTS

Harvest’s maximum exposure to credit risk relating to the above classes of financial assets at December 31, 2012 and 2011 is the carrying value of accounts receivable. The tables below provide an analysis of Harvest’s current and past due but not impaired receivables.

	December 31, 2012
			Overdue AR
			> 30 days,	> 60 days,
	Current AR	< 30 days	< 60 days	< 90 days	> 90 days
Upstream accounts receivable	$114.9	$0.7	$0.4	$0.5	$5.5
Downstream accounts receivable	44.2	–	7.0	1.5	0.9
	$159.1	$0.7	$7.4	$2.0	$6.4	(1)
(1)	Net of $4.0 million of allowance for doubtful accounts.

	December 31, 2011
			Overdue AR
			> 30 days,	> 60 days,
	Current AR	< 30 days	< 60 days	< 90 days	> 90 days
Upstream accounts receivable	$146.1	$1.3	$0.6	$1.2	$4.0
Downstream accounts receivable	50.7	6.1	1.7	0.2	0.4
	$196.8	$7.4	$2.3	$1.4	$4.4	(1)
(1)	Net of $3.3 million of allowance for doubtful accounts.

(ii.)	Liquidity Risk

Harvest is exposed to liquidity risk due to the Company’s accounts payables and accrued liabilities, borrowings under its credit facility, convertible debentures, 67/8% senior notes and related party loan. This risk is mitigated by managing the maturity dates on the Company’s obligations, utilizing the undrawn borrowing capacity in the credit facility, complying with covenants and managing the Company’s cash flow by entering into price risk management contracts. Additionally, when Harvest enters into price risk management contracts it selects counterparties that are also lenders in its syndicated credit facility thereby using the security provided in the credit agreement and eliminating the requirement for margin calls and the pledging of collateral. Majority of the financial liabilities are an integral part of Harvest’s capital structure which is monitored and managed as discussed in note 13.

In addition to the guarantee provided to Macquarie at December 31, 2012, Harvest has also provided guarantees of $2.0 million for Downstream product purchases (2011 - $15.8 million).

The following table provides an analysis of Harvest’s financial liability maturities based on the remaining terms of its liabilities as at December 31, 2012 and 2011 and includes the related interest charges:

	December 31, 2012
		>1 year	>3 years
	<1 year	<3 years	<5 years	>5 years	Total
Accounts payable and accrued liabilities	$376.0	$-	$-	$-	$376.0
Bank loan and interest	13.9	27.9	498.8	-	540.6
Convertible debentures and interest	370.6	322.5	-	-	693.1
67/8% senior notes and interest	34.2	68.4	557.3	-	659.9
Related party loan and interest	-	-	206.4	-	206.4
Long-term liability	-	0.9	0.9	2.9	4.7
Guarantees(1)	45.0	-	-	-	45.0
	$839.7	$419.7	$1,263.4	$2.9	$2,525.7
(1)	Amounts are net of the related payables and receivables to and from counterparties.

CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2011
		>1 year	>3 years
	<1 year	<3 years	<5 years	>5 years	Total
Accounts payable and accrued liabilities	$464.1	$-	$-	$-	$464.1
Bank loan and interest	5.6	11.3	360.7	-	377.6
Convertible debentures and interest	158.6	449.1	244.0	-	851.7
67/8% senior notes and interest	35.0	69.9	69.9	534.7	709.5
Guarantees(1)	47.0	-	-	-	47.0
	$710.3	$530.3	$674.6	$534.7	$2,449.9
(1)	Amounts are net of the related payables and receivables to and from counterparties.

(iii.)	Market Risks and Sensitivity Analysis

Harvest is exposed to three types of market risks: interest rate risk, currency exchange rate risk and commodity price risk. Sensitivity analysis on these risks has been calculated below by increasing or decreasing commodity prices, interest rates or foreign currency exchange rates as appropriate with all other variables held constant.

Interest rate risk

Harvest is exposed to interest rate risk on its bank borrowings as interest rates are determined in relation to floating market rates plus an incremental charge based on the Company’s senior debt to annualized EBITDA. Harvest’s convertible debentures, 67/8% senior notes and related party loans have fixed interest rates and therefore do not have any additional interest rate risk. Harvest manages its interest rate risk by targeting appropriate levels of debt relative to its expected cash flow from operations.

If the interest rate applicable to Harvest’s bank borrowings at December 31, 2012 increased or decreased by 30 basis points with all other variables held constant, after-tax net income for the year would change by $1.4 million (2011 – $1.0 million) as a result of change in interest expense on variable rate borrowing.

Currency exchange rate risk

Harvest is exposed to the risk of changes in the U.S. dollar exchange rate on its U.S. dollar denominated revenues as well as Canadian dollar revenues that are based on a U.S. dollar commodity price. In addition, Harvest’s 67/8% senior notes, related party loan and LIBOR based loans are denominated in U.S. dollars (US$500 million, US$170 million and US$90 million, respectively). Interest on the senior notes, related party loan and LIBOR based loans is payable in U.S. dollars and accordingly, the principal and accrued interest at the balance sheet date will be subject to currency exchange rate risk. Harvest’s Downstream operations operate with a U.S. dollar functional currency which gives rise to currency exchange rate risk on the Company’s Canadian dollar denominated monetary assets and liabilities such as Canadian dollar bank accounts and accounts receivable and payable. Harvest is also exposed to currency exchange rate risk on its net investment in its Downstream operations. Harvest manages these exchange rate risks by occasionally entering into fixed rate currency exchange contracts on future U.S. dollar payments and U.S. dollar sales receipts.

If the U.S. dollar strengthened or weakened by 10% relative to the Canadian dollar, the impact on net income and other comprehensive income due to the translation of monetary financial instruments held at December 31 would be as follows:

	December 31, 2012		December 31, 2011

	Increase		Increase
	(decrease)	Increase	(decrease)	Increase
	in Net	(decrease)	in Net	(decrease)
	Income	in OCI	Income	in OCI
U.S. Dollar Exchange Rate - 10% increase	$(1.2)	$(46.5)	$(19.9)	$(34.8)
U.S. Dollar Exchange Rate - 10% decrease	$1.2	$46.5	$19.9	$34.8
(1)	The sensitivity to net income and other comprehensive income is done independently.

CONSOLIDATED FINANCIAL STATEMENTS

Commodity Price Risk

Harvest is exposed to natural gas and crude oil price movements as part of its normal business operations. The Company uses price risk management contracts to protect a portion of the Company’s future cash flows and net income against unfavorable movements in commodity prices. These contracts are recorded on the consolidated statement of financial position at their fair value as of the reporting date. These fair values are generally determined as the difference between the stated fixed price of the contract and an expected future price of natural gas and oil. Variances in expected future prices expose Harvest to commodity price risk as changes will result in a gain or loss that Harvest will realize on settlement of these contracts. This risk is mitigated by continuously monitoring the effectiveness of these contracts.

If the following changes in expected forward prices were applied to the fair value of risk management contracts in place at December 31, 2012 and 2011, the pre-tax impact would be as follows:

	December 31, 2012
	Increase (decrease) in	Increase (decrease) in
	Net Income	OCI
Forward price of natural gas – 10% increase	$–	$(1.2)
Forward price of natural gas – 10% decrease	$–	$1.2

	December 31, 2012
	Increase (decrease) in	Increase (decrease) in
	Net Income	OCI
Forward price of crude oil – 10% increase	$(1.0)	$(18.5)
Forward price of crude oil – 10% decrease	$0.6	$11.4

CONSOLIDATED FINANCIAL STATEMENTS

23.	Segment Information

Harvest’s operating segments are determined based on the nature of the products and services. Effective October 1, 2012, Harvest established a new segment to reflect changes in how management evaluates and reports the activities related to the BlackGold oil sands project. Previously, the activities related to BlackGold were reported under the Upstream segment. Prior year results have been revised to reflect the change in presentation made in the current year.

The following summary describes the operations in each of the segments:

Upstream operations consist of exploration, development, production and subsequent sale of petroleum, natural gas and natural gas liquids in western Canada.

The BlackGold Oil sands project is located near Conklin, Alberta and is currently under construction and development. Once Phase 1 of the project is complete, it is anticipated to produce 10,000 barrels of bitumen per day using steam assisted gravity drainage technology.

Downstream operations include the purchase and refining of crude oil at a medium gravity sour crude oil hydrocracking refinery, and the sale of the refined products to commercial, wholesale and retail customers. The Downstream business operates under Harvest’s wholly owned subsidiary, North Atlantic Refining Limited (“North Atlantic”) located in the Province of Newfoundland and Labrador.

	Year Ended December 31(3)
	Downstream(2)			Upstream(2)			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Petroleum, natural gas and refined products sales(1)	$4,752.1	$3,302.3	$3,193.3	$1,193.5	$1,286.9	$1,007.0	$5,945.6	$4,589.2	$4,200.3
Royalties	-	-	-	(164.6)	(195.5)	(154.8)	(164.6)	(195.5)	(154.8)
Revenues	$4,752.1	$3,302.3	$3,193.3	$1,028.9	$1,091.4	$852.2	$5,781.0	$4,393.7	$4,045.5

Expenses
Purchased products for resale and processing	4,520.3	3,118.1	2,981.2	-	-	-	4,520.3	3,118.1	2,981.2
Operating	261.5	225.7	215.6	359.0	350.4	265.6	620.5	576.1	481.2
Transportation and marketing	4.4	6.3	6.3	22.2	29.6	9.4	26.6	35.9	15.7
General and administrative	0.6	1.8	1.8	65.0	60.8	45.3	65.6	62.6	47.1
Depletion, depreciation and amortization	108.9	91.0	83.1	579.5	535.7	470.6	688.4	626.7	553.7
Exploration and evaluation	-	-	-	24.9	18.3	3.3	24.9	18.3	3.3
Gains on disposition of PP&E	-	-	-	(30.3)	(7.9)	(0.7)	(30.3)	(7.9)	(0.7)
Risk management contracts gains	-	-	-	(0.5)	(6.7)	(0.6)	(0.5)	(6.7)	(0.6)
Impairment on PP&E	563.2	-	-	21.8	-	13.7	585.0	-	13.7
Operating income (loss)	$(706.8)	$(140.6)	$(94.7)	$(12.7)	$111.2	$45.6	$(719.5)	$(29.4)	$(49.1)

Finance costs							111.0	109.1	100.8
Foreign exchange gains							(1.3)	(4.0)	(3.4)
Loss before income tax							$(829.2)	$(134.5)	$(146.5)

Income tax recovery							(109.1)	(29.8)	(65.3)
Net loss							$(720.1)	$(104.7)	$(81.2)
(1)

Of the total Downstream revenue, one customer represents sales of $4.0 billion for the year ended December 31, 2012 (2011 – two customers with sales of $1.6 billion and $586 million; 2010 – two customers with sales of $2.2 billion and $145 million). No other single customer within either segment represents greater than 10% of Harvest’s total revenue.

(2)	There is no intersegment activity.
(3)	The BlackGold segment is under development, as such, there are no operating activities to report.

CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31, 2012
Capital Expenditures	Downstream	Upstream	BlackGold	Total
Additions to PP&E	$54.2	$404.1	$164.1	$622.4
Additions to E&E	-	41.1	-	41.1
Additions to other long term assets	-	2.4	-	2.4
Property acquisitions (dispositions), net	-	(87.2)	-	(87.2)
Total expenditures	$54.2	$360.4	$164.1	$578.7

	Year Ended December 31, 2011
Capital Expenditures	Downstream	Upstream	BlackGold	Total
Business acquisition	$-	$509.8	$-	$509.8
Additions to PP&E	284.2	581.3	101.2	966.7
Additions to E&E	-	50.9	-	50.9
Additions to other long term assets	-	7.4	-	7.4
Property acquisitions (dispositions), net	-	(4.5)	-	(4.5)
Total expenditures	$284.2	$1,144.9	$101.2	$1,530.3

	Year Ended December 31, 2010
Capital Expenditures	Downstream	Upstream	BlackGold	Total
Business acquisition	$-	$145.1	$-	$145.1
Additions to PP&E	71.2	336.1	20.8	428.1
Additions to E&E	-	47.0	-	47.0
Property acquisitions (dispositions), net	-	30.5	-	30.5
Total expenditures	$71.2	$558.7	$20.8	$650.7

				Other Long
	Total Assets	PP&E	E&E	Term Assets	Goodwill
December 31, 2012
Downstream	$780.3	$604.5	$-	$-	$-
Upstream	4,189.4	3,499.0	73.4	8.6	391.8
BlackGold	684.9	679.8	-	-	-
Total	$5,654.6	$4,783.3	$73.4	$8.6	$391.8

December 31, 2011
Downstream	$1,408.1	$1,222.5	$-	$-	$-
Upstream	4,292.9	3,680.6	74.5	7.1	404.9
BlackGold	583.4	497.3	-	-	-
Total	$6,284.4	$5,400.4	$74.5	$7.1	$404.9

24.	Commitments and Contingencies

From time to time, Harvest is involved in litigation or has claims brought against it in the normal course of business operations. Other than what has been accrued under “provisions” in the consolidated statements of financial position, management of Harvest is not currently aware of any claims or actions that would materially affect Harvest’s reported financial position or results from operations. In the normal course of operations, management may also enter into certain types of contracts that require Harvest to indemnify parties against possible third party claims, particularly when these contracts relate to purchase and sale agreements. The terms of such contracts vary and generally a maximum is not explicitly stated; as such the overall maximum amount of the obligations cannot be reasonably estimated. Management does not believe payments, if any, related to such contracts would have a material effect on Harvest’s reported financial position or results from operations.

CONSOLIDATED FINANCIAL STATEMENTS

The following are the significant commitments and contingencies at December 31, 2012:

As described under note 11, the BlackGold EPC contract now bears a cost reimbursable price. The expected cost outlays, including the $101 million of installment payments are included in the contractual obligation and commitment table below.

Under the SOA, as at December 31, 2012, Downstream had commitments totaling approximately $1.1 billion (2011 - $776.1 million) in respect of future crude oil feedstock purchases from Macquarie.

The following is a summary of Harvest’s contractual obligations and commitments as at December 31, 2012:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	$330.5	$296.6	$1,160.8	$–	$1,787.9
Debt interest payments(1) (2)	88.2	122.2	101.7	–	312.1
Purchase commitments(3)	252.0	48.1	20.0	60.0	380.1
Operating leases	11.9	15.2	6.4	3.2	36.7
Transportation agreements(4)	9.4	13.1	1.9	0.5	24.9
Feedstock and other purchase commitments(5)	1,110.7	–	–	–	1,110.7
Employee benefits(6)	11.8	20.7	4.3	–	36.8
Decommissioning and environmental remediation liabilities(7)	24.6	57.6	48.2	1,659.7	1,790.1
Total	$1,839.1	$573.5	$1,343.3	$1,723.4	$5,479.3
(1)	Assumes constant foreign exchange rate.
(2)	Assumes interest rates as at December 31, 2012 will be applicable to future interest payments.
(3)	Relates to drilling commitments, AFE commitments, BlackGold oil sands project commitment and Downstream capital commitments.
(4)	Relates to firm transportation commitments.
(5)	Includes commitments to purchase refinery crude stock and refined products for resale under the SOA.
(6)	Relates to the expected contributions to employee benefit plans and long-term incentive plan payments.
(7)	Represents the undiscounted obligation by period.

25.	Related Party Transactions

On August 16, 2012, Harvest entered into a subordinated loan agreement with ANKOR to borrow US$170 million at a fixed interest rate of 4.62% per annum. The principal balance outstanding and accrued interest is revalued using the exchange rate at the end of each reporting period. At December 31, 2012, $169.1 million (2011 - $nil) of principal and $3.0 million (2011 - $nil) of accrued interest remained outstanding. Interest expense was $3.0 million for the year ended December 31, 2012 (2011 and 2010 - $nil). Harvest may, at its sole discretion, repay the principal in whole or in part without premium or penalty, together with all accrued interest at any time during the term of the agreement. There are no scheduled payments of principal or interest under the agreement prior to the maturity of the loan on October 2, 2017. The loan is unsecured and the loan agreement contains no restrictive covenants. For purposes of Harvest’s bank loan covenant requirements, the loan is excluded from the ‘total debt’ amount but included in the ‘total capitalization’ amount.

Harvest has a Global Technology and Research Centre (“GTRC”), which is used as a training and research facility for KNOC. For the year ended December 31, 2012, Harvest billed KNOC and certain subsidiaries for a total of $5.8 million (2011 – $1.6 million; 2010 - $0.2 million) primarily related to technical services provided by the GTRC. As at December 31, 2012, $1.6 million (2011 - $1.1 million) remained outstanding from KNOC in accounts receivable. KNOC billed Harvest $0.2 million (2011 – $0.6 million; 2010 - $nil) for reimbursement to KNOC for secondee salaries paid by KNOC on behalf of Harvest for the year ended December 31, 2012. As at December 31, 2012, $nil (2011 - $0.6 million) remains outstanding in accounts payable.

KNOC Trading Corporation (“KNOC Trading”) is a wholly owned subsidiary of North Atlantic. KNOC Trading bills KNOC, Ankor E&P Holdings Corp. (“ANKOR”) and Dana Petroleum plc (“Dana”) for oil marketing services, such as the sale of products, performed on behalf of KNOC, ANKOR and Dana. Both ANKOR and Dana are wholly owned subsidiaries of KNOC. For the year ended December 31, 2012, all of KNOC Trading’s revenue of $0.9 million (2011 and 2010 - $nil) was derived from KNOC, ANKOR and Dana. As at December 31, 2012, $0.1 million (2011 - $nil) remains outstanding in accounts receivable. As well, for the year ended December 31, 2012 ANKOR billed KNOC Trading Corporation a total of $0.4 million (2011 and 2010 - $nil) for office rent and salaries and benefits. As at December 31, 2012, $0.3 million (2011 - $nil) remains outstanding in accounts payable.

CONSOLIDATED FINANCIAL STATEMENTS

Directors and Key Management Personnel Remuneration

Key management personnel include the Company’s officers, other members of the executive management team and directors. The amounts disclosed in the table below are the amounts recognized as an expense during the reporting period related to key management personnel.

	Year Ended December 31
	2012	2011	2010
Short-term employee benefits	$5.3	$4.6	$5.2
Other long-term benefits	0.4	1.0	1.0
Other	0.5	−	−
	$6.2	$5.6	$6.2

26. Supplemental Guarantor Condensed Financial Information

Harvest Breeze Trust No. 1, Harvest Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, 1496965 Alberta Ltd. and North Atlantic Refining Limited (collectively "guarantor subsidiaries") fully and unconditionally guarantees the 67/8% senior notes issued by Harvest Operations Corporation ("HOC"). Each of the guarantor subsidiaries is 100% owned by HOC. The full and unconditional guarantees may be automatically released under the following customary circumstances:

the subsidiary is sold to a non-affiliate and ceases to be a restricted subsidiary;
the subsidiary is designated as an “unrestricted” subsidiary for covenant purposes;
the subsidiary’s guarantee of the indebtedness (such as indebtedness under the credit facility agreement) which resulted in the creation of the notes guarantee is terminated or (other than by payment) released; or
upon legal defeasance or covenant defeasance or satisfaction and discharge of the indenture.

The following financial information for HOC, the guarantor subsidiaries and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about HOC and its subsidiaries and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each guarantor subsidiary. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the group's share of profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between subsidiaries. HOC's cost basis has not been pushed down to the subsidiaries as push-down accounting is not permitted in the separate financial statements of the subsidiaries.

CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENT OF FINANCIAL POSITION
As at December 31, 2012

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Assets
Current assets
Cash and cash equivalents	$0.7	$2.5	$4.4	$–	$7.6
Accounts receivable and other	102.4	69.2	4.0	–	175.6
Inventories	0.9	78.4	1.5	–	80.8
Prepaid expenses	13.5	6.7	–	–	20.2
Risk management contracts	1.8	–	–	–	1.8
Assets held for sale	16.9	–	–	–	16.9
Due from affiliates	748.5	66.0	0.4	(814.9)	–
	$884.7	$222.8	$10.3	$(814.9)	$302.9

Non-current assets
Long-term deposit	$5.0	$–	$–	$–	$5.0
Investment tax credits and other	–	28.5	–	–	28.5
Deferred income tax asset	63.6	(2.8)	0.3		61.1
Exploration & evaluation assets	67.3	6.1	–	–	73.4
Property, plant and equipment	3,530.1	1,251.6	1.6	–	4,783.3
Other long-term asset	8.6	–	–	–	8.6
Investment in subsidiaries	370.4	–	–	(370.4)	–
Goodwill	391.8	–	–	–	391.8
Total assets	$5,321.5	$1,506.2	$12.2	$(1,185.3)	$5,654.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$228.5	$141.4	$6.1	$–	$376.0
Current portion of long-term debt	331.8	–	–	–	331.8
Current portion of long-term provisions	28.1	–	–	–	28.1
Liabilities associated with assets held for sale	11.9	–	–	–	11.9
Due to affiliates	58.3	747.2	9.4	(814.9)	–
	$658.6	$888.6	$15.5	$(814.9)	$747.8
Non-current liabilities
Long-term debt	1,277.9	–	–	–	1,277.9
Related party loan	172.1	–	–	–	172.1
Long-term liability and other	5.2	–	–	–	5.2
Long-term provisions	515.8	211.5	–	–	727.3
Post-employment benefit obligations	–	32.4	–	–	32.4
Intercompany loan	–	1,189.8	0.8	(1,190.6)	–
Total liabilities	$2,629.6	$2,322.3	$16.3	$(2,005.5)	$2,962.7
Shareholder's equity	2,691.9	(816.1)	(4.1)	820.2	2,691.9
Total liabilities and shareholder's equity	$5,321.5	$1,506.2	$12.2	$(1,185.3)	$5,654.6

CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the year ended December 31, 2012

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Petroleum, natural gas, and refined product sales	$902.2	$5,011.9	$92.2	$(60.7)	$5,945.6
Royalty expense	(114.7)	(49.9)	–	–	(164.6)
Earnings from equity accounted subsidiaries	(557.0)	(0.1)	–	557.1	–
Revenues	230.5	4,961.9	92.2	496.4	5,781.0

Expenses
Purchased products for processing and resale	–	4,494.4	85.1	(59.2)	4,520.3
Operating	288.6	327.4	6.0	(1.5)	620.5
Transportation and marketing	21.8	4.8	–	–	26.6
General and administrative	50.1	15.5	–	–	65.6
Depletion, depreciation and amortization	462.1	226.3	–	–	688.4
Exploration and evaluation	24.7	0.2	–	–	24.9
Gain on disposition of property, plant & equipment	(6.8)	(23.5)	–	–	(30.3)
Finance costs	107.2	3.8	–	–	111.0
Risk management contracts gains	(0.5)	–	–	–	(0.5)
Foreign exchange (gains) losses	(10.7)	9.4	–	–	(1.3)
Impairment on property, plant and equipment	11.3	573.7	–	–	585.0
Income (loss) before income tax	(717.3)	(670.1)	1.1	557.1	(829.2)
Income tax expense (recovery)	2.9	(112.5)	0.5	–	(109.1)
Net income (loss)	$(720.2)	$(557.6)	$0.6	$557.1	$(720.1)

Other comprehensive income (loss)
Losses on designated cash flow hedges, net of tax	(13.2)	–	–	–	(13.2)
Losses on foreign currency translation	(17.7)	(17.7)	–	17.7	(17.7)
Actuarial loss, net of tax	(10.8)	(10.8)	–	10.8	(10.8)
Comprehensive income (loss)	$(761.9)	$(586.1)	$0.6	$585.6	$(761.8)

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2012

		Guarantor	Non Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Cash provided by operating activities	$122.8	$318.7	$1.3	$–	$442.8
Cash provided by (used in) financing activities	196.0	(171.5)	–	171.5	196.0
Cash used in investing activities	(318.6)	(147.7)	–	(171.5)	(637.8)
Change in cash and cash equivalents	0.2	(0.5)	1.3	–	1.0
Effect of exchange rate changes on cash	–	–	–	–	–
Cash and cash equivalents, beginning of year	0.5	3.0	3.1	–	6.6
Cash and cash equivalents, end of year	$0.7	$2.5	$4.4	$–	$7.6

CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENT OF FINANCIAL POSITION
As at December 31, 2011

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Assets
Current assets
Cash and cash equivalents	$0.5	$3.0	$3.1	$–	$6.6
Accounts receivable and other	121.3	89.8	1.2	–	212.3
Inventories	1.4	58.6	1.0	–	61.0
Prepaid expenses	11.8	6.7	–	–	18.5
Risk management contracts	20.2	–	–	–	20.2
Due from affiliates	517.1	44.8	0.2	(562.1)	–
	$672.3	$202.9	$5.5	$(562.1)	$318.6

Non-current assets
Long-term deposit	$24.9	$–	$–	$–	$24.9
Investment tax credits and other	–	54.0	–	–	54.0
Exploration & evaluation assets	69.6	4.9	–	–	74.5
Property, plant and equipment	3,460.9	1,938.1	1.4	–	5,400.4
Other long-term asset	7.1	–	–	–	7.1
Investment in subsidiaries	1,127.4	0.1	–	(1,127.5)	–
Goodwill	404.9	–	–	–	404.9
Total assets	$5,767.1	$2,200.0	$6.9	$(1,689.6)	$6,284.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$260.9	$200.9	2.3 $	$–	$464.1
Current portion of long-term debt	107.1	–	–	–	107.1
Current portion of long-term provisions	17.1	–	–	–	17.1
Due to affiliates	39.3	513.3	9.5	(562.1)	–
	$424.4	$714.2	$11.8	$(562.1)	$588.3
Non-current liabilities
Long-term debt	1,486.2	–	–	–	1,486.2
Long-term liability and other	0.8	–	–	–	0.8
Long-term provisions	464.1	210.4	–	–	674.5
Post-employment benefit obligations	–	26.0	–	–	26.0
Deferred income tax liability	(62.2)	118.0	(0.9)	–	54.9
Intercompany loan	–	1,189.8	–	(1,189.8)	–
Total liabilities	$2,313.3	$2,258.4	$10.9	$(1,751.9)	$2,830.7
Shareholder's equity	3,453.8	(58.4)	(4.0)	62.3	3,453.7
Total liabilities and shareholder's equity	$5,767.1	$2,200.0	$6.9	$(1,689.6)	$6,284.4

CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS
For the year ended December 31, 2011

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Petroleum, natural gas, and refined product sales	$985.9	$3,579.5	$70.7	$(46.9)	$4,589.2
Royalty expense	(146.3)	(49.2)	–	–	(195.5)
Earnings from equity accounted subsidiaries	(55.6)	(0.2)	–	55.8	–
Revenues	784.0	3,530.1	70.7	8.9	4,393.7

Expenses
Purchased products for processing and resale	–	3,098.5	65.4	(45.8)	3,118.1
Operating	280.7	290.1	6.4	(1.1)	576.1
Transportation and marketing	22.2	13.7	–	–	35.9
General and administrative	48.2	14.4	–	–	62.6
Depletion, depreciation and amortization	423.9	202.8	–	–	626.7
Exploration and evaluation	16.0	2.3	–	–	18.3
Gain on disposition of property, plant & equipment	(7.9)	–	–	–	(7.9)
Finance costs	102.5	6.6	–	–	109.1
Risk management contracts gains	(6.7)	–	–	–	(6.7)
Foreign exchange (gains) losses	11.7	(15.8)	0.1	–	(4.0)
Loss before income tax	(106.6)	(82.5)	(1.2)	55.8	(134.5)
Income tax recovery	(1.8)	(27.4)	(0.6)	–	(29.8)
Net loss	$(104.8)	$(55.1)	$(0.6)	$55.8	$(104.7)

Other comprehensive loss
Gains on designated cash flow hedges, net of tax	19.4	–	–	–	19.4
Gains on foreign currency translation	21.5	21.5	–	(21.5)	21.5
Actuarial loss, net of tax	(4.9)	(4.9)	–	4.9	(4.9)
Comprehensive loss	$(68.8)	$(38.5)	$(0.6)	$39.2	$(68.7)

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2011

		Guarantor	Non Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Cash provided by (used in) operating activities	$62.1	$498.7	$(0.3)	$–	$560.5
Cash provided by (used in) financing activities	848.7	(157.1)	–	157.1	848.7
Cash used in investing activities	(922.8)	(341.7)	–	(157.1)	(1,421.6)
Change in cash and cash equivalents	(12.0)	(0.1)	(0.3)	–	(12.4)
Effect of exchange rate changes on cash	–	0.1	–	–	0.1
Cash and cash equivalents, beginning of year	12.5	3.0	3.4	–	18.9
Cash and cash equivalents, end of year	$0.5	$3.0	$3.1	$–	$6.6

CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENT OF COMPREHENSIVE LOSS
For the year ended December 31, 2010

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Petroleum, natural gas, and refined product sales	$719.5	$3,468.8	$34.4	$(22.4)	$4,200.3
Royalty expense	(107.9)	(46.9)	–	–	(154.8)
Earnings from equity accounted subsidiaries	(65.0)	(0.3)	–	65.3	–
Revenues	546.6	3,421.6	34.4	42.9	4,045.5

Expenses
Purchased products for processing and resale	–	2,971.6	30.4	(20.8)	2,981.2
Operating	202.7	274.9	5.1	(1.5)	481.2
Transportation and marketing	8.0	7.7	–	–	15.7
General and administrative	31.4	15.7	–	–	47.1
Depletion, depreciation and amortization	340.3	213.4	–	–	553.7
Exploration and evaluation	3.3	–	–	–	3.3
Gain on disposition of property, plant & equipment	(0.7)	–	–	–	(0.7)
Finance costs	65.8	35.0	–	–	100.8
Risk management contracts gains	(0.6)	–	–	–	(0.6)
Foreign exchange (gains) losses	(21.2)	17.8	–	–	(3.4)
Impairment on property, plant and equipment	7.5	6.2	–	–	13.7
Loss before income tax	(89.9)	(120.7)	(1.1)	65.2	(146.5)
Income tax recovery	(8.7)	(56.5)	(0.1)	–	(65.3)
Net loss	$(81.2)	$(64.2)	$(1.0)	$65.2	$(81.2)

Other comprehensive loss
Losses on designated cash flow hedges, net of tax	(5.0)	–	–	–	(5.0)
Losses on foreign currency translation	(45.9)	(45.9)	–	45.9	(45.9)
Actuarial loss, net of tax	(3.2)	(3.2)	–	3.2	(3.2)
Comprehensive loss	$(135.3)	$(113.3)	$(1.0)	$114.3	$(135.3)

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2010

		Guarantor	Non Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Cash provided by operating activities	$263.6	$172.1	$3.5	$–	$439.2
Cash provided by (used in) financing activities	204.9	(60.5)	–	58.1	202.5
Cash used in investing activities	(456.0)	(114.0)	(0.1)	(58.1)	(628.2)
Change in cash and cash equivalents	12.5	(2.4)	3.4	–	13.5
Effect of exchange rate changes on cash	–	5.4	–	–	5.4
Cash and cash equivalents, beginning of year	–	–	–	–	–
Cash and cash equivalents, end of year	$12.5	$3.0	$3.4	$–	$18.9